  Valuation of Asbestos-Related Disease Liabilities of former James Hardie entities (“the Liable Entites”) to be met by the AICF Trust Prepared for Asbestos Injuries Compensation Fund Limited (“AICFL”) As at 31 March 2023 16 May 2023

  © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. International Towers Sydney 3 300 Barangaroo Ave Sydney NSW 2000 PO Box H67 Australia Square NSW 1215 Australia ABN: 91 144 686 046 Telephone: +61 2 9335 7000 Facsimile: +61 2 9335 7001 DX: 1056 Sydney www.kpmg.com.au 16 May 2023 Narreda Grimley Chief Executive Officer Asbestos Injuries Compensation Fund Limited Suite 202, Level 2, 56 Clarence Street Sydney NSW 2000 Cc Jason Miele, Chief Financial Officer, James Hardie Industries plc Mark Hare, Director, Department of Premier and Cabinet, The State of New South Wales The Board of Directors, Asbestos Injuries Compensation Fund Limited Dear Narreda Valuation of Asbestos-Related Disease Liabilities of former James Hardie entities (“The Liable Entities”) to be met by the AICF Trust We are pleased to provide you with our Annual Actuarial Report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the AICF Trust. The report is effective as at 31 March 2023 and has taken into account claims data and information provided to us by AICFL as at 31 March 2023. If you have any questions with respect to the contents of this report, please do not hesitate to contact us. Yours sincerely Neil Donlevy MA FIA FIAA Jefferson Gibbs BSc FIAA Partner, KPMG Partner, KPMG Fellow of the Institute of Actuaries of Fellow of the Institute of Actuaries of Australia Australia Fellow of the Institute of Actuaries (London)

  KPMG | i © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Executive Summary Important Note: Basis of Report This valuation report (“the Report”) has been prepared by KPMG (ABN 91 144 686 046) in accordance with an “Amended and Restated Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as the “the Amended Final Funding Agreement”) between James Hardie Industries NV (now known as James Hardie Industries plc) (hereafter referred to as “James Hardie”), James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited (“AICFL”) which was signed on 21 November 2006. This Report is intended to meet the requirements of the Amended Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgment as of the date of the Report. The information contained in this Report is of a general nature and is not intended to address the objectives, financial situation or needs of any particular individual or entity. It is provided for information purposes only and does not constitute, nor should it be regarded in any manner whatsoever as, advice and is not intended to influence a person in making a decision in relation to any financial product or an interest in a financial product. No one should act on the information contained in this Report without obtaining appropriate professional advice after a thorough examination of the accuracy and appropriateness of the information contained in this Report having regard to their objectives, financial situation and needs. In preparing the Report, KPMG has relied on information supplied to it from various sources and has assumed that the information is accurate and complete in all material respects. KPMG has not independently verified the accuracy or completeness of the data and information used for this Report. Except insofar as liability under statute cannot be excluded, KPMG, its executives, directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models. The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in the full Report.

  KPMG | ii © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. KPMG has been retained by AICFL to provide this Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 10 November 2022. The Liable Entities are defined as being the following entities:  Amaca Pty Ltd (formerly James Hardie & Coy);  Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and  ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for the “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. Our valuation is on a central estimate basis and is intended to be effective as at 31 March 2023. It has been based on claims data and information as at 31 March 2023 provided to us by AICFL. Overview of Recent Claims Experience and comparison with previous valuation projections In this section we compare the actual experience in 2022/23 (referred to in the following tables as “FY23 Actual”) with the projections for 2022/23 that were contained within our previous valuation report at 31 March 2022. We will refer to these projections for 2022/23 as “FY23 Expected” in the tables that follow.

Claim numbers

There have been 383 mesothelioma claims reported in 2022/23, a 2% decrease compared to the 390 mesothelioma claims reported in 2022/23 and 1% above expectations for 2022/23 (378 claims).

Direct claims were broadly in line with expectations with actual claims being 1 less than expected. Cross claims were 7% above expectations with 6 more claims than expected.

For non-mesothelioma claims (excluding workers compensation claims), there have been 156 claims reported in 2022/23, which is a 7% increase compared to the 146 claims reported in 2021/22.

The following table shows the comparison of actual experience with that which had been forecast at the previous valuation.

Table E.1. Comparison of claim numbers

	FY23 Actual	FY23 Expected	Ratio of Actual to Expected (%)	FY22 Actual
Mesothelioma (direct claims)	**287**	**288**	**100%**	**300**
<60	14	18	78%	17
60-70	44	58	76%	56
70-80	119	122	98%	124
80+	107	90	119%	103
age not known	3	0	n/a	0
Mesothelioma (cross claims)	**96**	**90**	**107%**	**90**
<60	2	2	100%	2
60-70	15	15	100%	15
70-80	45	39	115%	36
80+	34	34	100%	37
age not known	0	0	n/a	0
Total	**383**	**378**	**101%**	**390**

	FY23 Actual	FY23 Expected	Ratio of Actual to Expected (%)	FY22 Actual
Asbestosis	97	93	104%	99
Lung Cancer	22	18	122%	18
ARPD & Other	34	33	103%	29
Wharf	3	3	100%	0
Workers	16	18	89%	19
Total	**172**	**165**	**104%**	**165**

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Liability limited by a scheme approved under Professional Standards Legislation.

Average Claim Awards

Average claims awards in 2022/23 have been higher than expectations for the two youngest of the four age cohorts for direct mesothelioma claims and lower than expectations for all four age cohorts for cross mesothelioma claims.

For the other disease types, average claim sizes have been higher than expectations for asbestosis and lung cancer while they were lower than expectations for other claim types.

The following tables shows the comparison of actual experience with that which had been forecast at the previous valuation.

Table E.2. Comparison of average claim size of mesothelioma non-nil claims

	FY23 Actual ($)	FY23 Expected ($)	Ratio of Actual to Expected (%)	FY22 Actual ($)
Mesothelioma (direct claims)				
<60	779,553	730,800	107%	725,002
60-70	595,168	520,800	114%	510,457
70-80	427,013	452,550	94%	460,090
80+	346,342	384,300	90%	407,143
Mesothelioma (cross claims)				
<60	0	216,300	0%	153,790
60-70	111,543	142,800	78%	87,441
70-80	74,143	95,550	78%	89,182
80+	71,487	90,300	79%	58,510
Mesothelioma Large Claims (settled)				
Number	2	3	67%	4
Average claim size	2,385,887	2,714,000	88%	2,823,684
Large claim expenditure	4,771,773	8,142,000	59%	11,294,735

Note: FY22 Actuals have been inflated (by 4%) to mid 2022/23 values

Note: FY22 large claims include "Werfel" for which judgment was entered in 2019/20 but was paid in 2021/22 following appeal.

Table E.3. Comparison of average claim size of non-mesothelioma non-nil claims

	FY23 Actual ($)	FY23 Expected ($)	Ratio of Actual to Expected (%)	FY22 Actual ($)
Asbestosis	144,688	136,500	106%	153,689
Lung Cancer	172,595	136,500	126%	173,819
ARPD & Other	70,842	126,000	56%	87,314
Wharf	0	105,000	0%	0
Workers	89,370	131,250	68%	0

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Liability limited by a scheme approved under Professional Standards Legislation.

Cashflow expenditure: gross and net

Gross cashflow expenditure, at $160.6m, was 11% below expectations.

Net cashflow expenditure, at $146.6m, was 12% below expectations.

Table E.4. Comparison of cashflow

	FY23 Actual ($M)	FY23 Expected ($M)	Ratio of Actual to Expected (%)	FY22 Actual ($M)
Gross Cashflow	**160.6**	**180.2**	**89%**	**164.4**
Insurance and Other Recoveries	(14.0)	(14.3)	98%	(11.4)
Insurance recoveries from HIH and from commutations	0.0	0.0	n/a	(3.8)
Net Cashflow	**146.6**	**165.9**	**88%**	**149.2**

Liability Assessment

At 31 March 2023, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,508.0m (2022: $1,622.3m).

We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment.

The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation.

Table E.5. Comparison of central estimate of liabilities

		31 March 2023 $m		31 March 2022 $m
	Gross of insurance recoveries	**Insurance recoveries**	**Net of insurance recoveries**	**Net of insurance recoveries**
Total uninflated and undiscounted cashflows	**1,384.2**	**49.6**	**1,334.6**	**1,389.9**
Wage inflation allowance	396.0	7.7	388.3	402.2
Superimposed inflation allowance	201.8	3.9	197.9	211.5
Total inflated and undiscounted cashflows	**1,982.0**	**61.2**	**1,920.8**	**2,003.6**
Discounting allowance at risk-free rates	(424.0)	(11.2)	(412.8)	(381.3)
Net present value of cashflows	**1,558.0**	**50.0**	**1,508.0**	**1,622.3**

KPMG | v

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | vi © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2022 valuation, we would have projected a Discounted Central Estimate liability of $1,467.8m as at 31 March 2023. The decrease of $154.5m relative to the valuation result at 31 March 2022 is due to:  A decrease of $146.6m for the impact of actual claims payments (which reduce the liability). The chart below separately shows the impact of the expected payments (a reduction of $165.9m) and the variance between actual and expected payments (an increase of $19.3m);  An increase of $16.2m for the “unwind of discount”; and  A decrease of $24.1m resulting from increases to the yield curve between 31 March 2022 and 31 March 2023. Our liability assessment at 31 March 2023 of $1,508.0m therefore represents an increase of $40.2m arising from changes to the actuarial assumptions. The increase is principally a consequence of:  Increases to the assumed number of future mesothelioma claims for 2023/24 together with adjustments for the impact of a revised mix of claims by age;  An increased allowance for future non-mesothelioma claim numbers; and  An allowance for higher near-term wage inflation assumptions for the next two financial years; offset by  A reduction in the assumed average claim cost and legal cost assumptions, primarily for mesothelioma. The following chart shows an analysis of the change in our liability assessment from 31 March 2022 to 31 March 2023 on a discounted basis. Figure E.1. Analysis of change in central estimate liability (discounted basis) Note: Green bars signal that this factor has given rise to a decrease in the liability whilst light blue bars signal that this factor has given rise to an increase in the liability.   1,622.3 1,467.8 1,508.0 165.9 16.2 24.1 19.3 19.1 22.0 8.6 1.2 21.8 12.8 1.7 1,200 1,300 1,400 1,500 1,600 1,700 Ne t L ia bi lit y  at  3 1  M ar ch  2 02 2 Ne t C la im s P ay m en ts  (e xp ec te d) Un w in d  of  d isc ou nt Ch an ge  in  d isc ou nt  ra te Va ria nc e  in  a ct ua l v s e xp ec te d pa ym en ts Ex pe ct ed  n et  li ab ili ty  a t 3 1 M ar ch  2 02 3:  n o  ac tu ar ia l ch an ge s M es ot he lio m a  cla im s r ep or tin g fo r F Y2 4 No n‐ m es ot he lio m a  cla im s re po rt in g  fo r F Y2 4 Ag e  M ix  /  De ca y  Ra te s / In ci de nc e  pa tt er n  fo r m es ot he lio m a Ni l S et tle m en t R at e Av er ag e  cla im  si ze s a nd  le ga l co st s Cl ai m s i nf la tio n O th er Ne t L ia bi lit y  at  3 1  M ar ch  2 02 3 Di sc ou nt ed  ce nt ra l e st im at e  ($ m )

  KPMG | vii © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are:  Discounted Central Estimate;  Term Central Estimate; and  Period Actuarial Estimate. Table E.6. Amended Final Funding Agreement calculations The actual funding amount due at a particular date will depend upon a number of factors, including:  the net asset position of the AICF Trust at that time;  the free cash flow amount of the James Hardie Group in the preceding financial year; and  the Period Actuarial Estimate in the latest Annual Actuarial Report.   $m Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,508.0 Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising: 488.6 Discounted value of cashflow in 2023/24 172.0 Discounted value of cashflow in 2024/25 162.3 Discounted value of cashflow in 2025/26 154.3 Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,484.6

  KPMG | viii © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Uncertainty Estimates of asbestos-related disease liabilities are subject to considerable uncertainty, significantly more than personal injury liabilities in relation to other causes, such as CTP or Workers Compensation claims. It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.2, depending on the actual out-turn of experience relative to that currently forecast, the variation could potentially be substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained in this Report. Any such variation may be significant. We have performed sensitivity testing to identify the impact of different assumptions upon the size of the liabilities. The different scenarios selected are documented at Section 11.2 of this report. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. We note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency, nor are they intended to indicate an upper bound or a lower bound of all possible outcomes. Figure E.2. Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) The single most sensitive assumption shown in the chart is the peak period of claims reporting against the Liable Entities. Shifting the pattern of incidence by 2 years could add approximately $312m (21%) on a discounted basis to our valuation (as shown in the above chart by the scenario labelled “mesothelioma incidence pattern”).   -400 -200 0 200 400 600 800 1,000 Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern Combination (1) Combination (2)

  KPMG | ix © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Table E.7. Summary results of sensitivity analysis ($m) Whilst the table above indicates a range around the discounted central estimate of liabilities of -$341m to +$849m, the actual cost of liabilities could fall outside that range depending on the actual experience. Executive Summary Not Report Please note that this executive summary is intended as a brief overview of our Report. To properly understand our analysis and the basis of our liability assessment requires examination of our Report in full. Undiscounted Discounted Central estimate 1,920.8 1,508.0 Low Scenario 1,457.8 1,167.5 High Scenario 3,151.4 2,357.0

  Contents Executive Summary i  1.  Scope and Purpose 1  2.  Data 8  3.  Valuation Methodology and Approach 11  4.  Claims Experience: Mesothelioma Claim Numbers 22  5.  Claims Experience: Claim numbers (non-mesothelioma) 31  6.  Exposure and Latency Experience and Incidence Pattern Assumptions 34  7.  Claims Experience: Average Claims and Legal Costs 45  8.  Claims Experience: Nil Settlement Rates 62  9.  Economic and Other Assumptions 69  10.  Valuation Results 75  11.  Uncertainty 83  Appendices A  Projected inflated and undiscounted cashflows ($m) 87  B  Projected inflated and discounted cashflows ($m) 88  C  Glossary of terms used in the Amended Final Funding Agreement 89

  KPMG | 1 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 1. Scope and Purpose 1.1 Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. 1.1.1 Liable Entities The Liable Entities are defined as being the following entities:  Amaca Pty Ltd (formerly James Hardie & Coy);  Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and  ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. Baryulgil claims are discussed further in Section 5.8. 1.1.2 Personal asbestos claims Under the Amended Final Funding Agreement, the liabilities to be met by the AICF Trust relate to personal asbestos-related disease liabilities of the Liable Entities. The precise scope of the liabilities is documented in Section 1.2 and in Appendix C of this Report. 1.1.3 Purpose of report KPMG has been retained by AICFL to provide an Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 10 November 2022. The prior written consent of KPMG is required for any other use of this Report or the information contained in it. Our valuation is effective as at 31 March 2023 and has been based on claims data and information as at 31 March 2023 provided to us by AICFL. 1.2 Scope of report We have been requested to provide an actuarial assessment as at 31 March 2023 of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust, consistent with the terms of the Amended Final Funding Agreement.

  KPMG | 2 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The assessment is on a central estimate basis and is based on the claims experience as at 31 March 2023. A "central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. It is of note that our liability assessment:  Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil).  Is intended to cover: – The amount of settlements, judgments or awards for all Personal Asbestos Claims. – Claims Legal Costs incurred by the AICF Trust in connection with the settlement of Personal Asbestos Claims.  Is not intended to cover: – Personal injury or death claims arising from exposure to asbestos which took place outside Australia. – Personal injury or death claims, arising from exposure to Asbestos, which are brought in Courts outside Australia. – Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death. – Claims for loss of property, including those relating to land remediation. – The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on behalf of the Liable Entities.  Includes an allowance for: – Workers Compensation claims, being claims from former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.2.1). – Compensation to the NSW Dust Diseases Authority (“DDA”) or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is within the limits of funding for such claims as outlined within the Amended Final Funding Agreement.  Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries, nor for any legal costs that may be incurred in resolving such disputes.

  KPMG | 3 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Makes no allowance for: – Insurance Recoveries from insurance policies placed from 1986 onwards which were placed on a “claims made” basis. – the future Operating Expenses of the Liable Entities or the AICF Trust. Separate allowance for future Operating Expenses should be considered by the management of AICFL. – the inherent uncertainty of the liability assessment. That is, no additional provision (or risk margin) has been included in excess of a central estimate. Readers of this Report may refer to our previous reports which are available at www.ir.jameshardie.com.au and www.aicf.org.au. 1.2.1 Workers Compensation Workers Compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with, amongst others, Allianz Australia Limited, QBE and the various State-based Workers Compensation Schemes. Under the Amended Final Funding Agreement, the part of a future Workers Compensation claim that is met by a Workers Compensation Scheme or Policy of the Liable Entities is outside of the AICF Trust. The AICF Trust is, however, to provide for any part of a claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity and policy deductibles on those policies of insurance). On this basis our liability assessment in relation to Workers Compensation claims and which relates to the AICF Trust, includes only the amount borne by the Liable Entities in excess of the anticipated recoveries due from a Workers Compensation Scheme or Policy. In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, Insurer Guarantee Funds may be available to meet such obligations. 1.2.2 Dust Disease Authority and Other Reimbursements The Amended Final Funding Agreement indicates that the AICF Trust is intended to meet Personal Asbestos Claims and that claims by the DDA or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit (aggregated across the DDA and Workers Compensation Schemes), being:  In the first financial year (2006/07) a limit of $750,000 applied;  In respect of each financial year thereafter, that limit is indexed annually in line with the Consumer Price Index. The annual limit for FY2024 will be $1.17m (FY23: $1.09m);  There is an overall unindexed aggregate cap of $30m;  At 31 March 2023, AICFL has paid out $14.58m to the DDA.

  KPMG | 4 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The cashflow and liability figures contained within this Report have already removed that component of any reimbursements that will not be met by the AICF Trust owing to the application of these limits and caps. 1.2.3 Risk Margins Australian-licensed insurance companies are required to hold, and many non-insurance companies elect to hold, insurance and self-insurance claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty. A risk margin is an additional amount held, above the central estimate, so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities. We note that the Amended Final Funding Agreement envisages the ongoing financing of the AICF Trust is to be based on a “central estimate” approach and that the Annual Actuarial Report should provide a Discounted Central Estimate valuation. Accordingly, we have made no allowance for any risk margins within this Report. 1.3 Areas of potential exposure As identified in Section 1.2, there are other potential sources of claims exposure beyond those directly considered within this Report. However, in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date. 1.3.1 General areas of potential exposure Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include, but are not limited to:  Future significant individual landmark and precedent-setting judicial decisions;  Significant medical advancements;  Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness;  A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited;  A proliferation (compared to past and current levels of activity) of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in the removal of asbestos or the demolition of buildings containing asbestos;  Changes in legislation, especially those relating to tort reform for asbestos sufferers. Examples include the consultation by the Law Reform Commission in Western Australia in relation to damages for gratuitous services and provisional damages;  Introduction of new, or elimination of existing, heads of damage;

  KPMG | 5 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct);  Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked;  Changes to taxation; and  Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors). Nonetheless, implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment. Furthermore, to the extent that some of these have emerged in past claims experience, they are reflected in our projections. 1.3.2 Third-wave claims We have made allowance for so-called “third-wave” claims. These are defined as claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in these exposures in its projection. We have not allowed for a significant additional surge in third-wave claims (over and above current levels of activity) in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims already included within our projection as a result of improved education of individuals as to the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard. It should be noted that claims for the cost of asbestos or asbestos product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties is not required to be met by the AICF Trust. 1.4 Data reliances and limitations KPMG has relied upon the accuracy and completeness of the data with which it has been provided. KPMG has not verified the accuracy or completeness of the data, although we have undertaken steps to test its consistency with data previously received. However, KPMG has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects. 1.5 Uncertainty It must be understood that estimates of asbestos-related disease liabilities are subject to considerable uncertainty. This is due to the fact that the ultimate disposition of future claims will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.3, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential additional third-wave exposures and social and economic conditions such as inflation.

  KPMG | 6 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Therefore, it should be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained herein. Any such variation may be significant. 1.6 Distribution and use The purpose of this Report is as stated in Section 1.1. This Report should not be used for any purpose other than those specified. This Report will be provided to the Board and management of AICFL. This Report will also be provided to the Board and management of James Hardie, the NSW Government and to EY in their capacity as auditors to both James Hardie and AICFL. We understand that this Report will be filed with the ASX and placed on James Hardie’s website in its entirety. We understand that this Report will also be placed on AICFL’s website in its entirety. KPMG consents to this Report being made available to the above-mentioned parties and for the Report to be distributed in the manner described above. To the extent permitted by law, neither KPMG nor its Executives, directors or employees will be responsible to any third parties for the consequences of any actions they take based upon the opinions expressed with this Report, including any use of or purported reliance upon this Report not contemplated in Section 1.2. Any reliance placed is that party’s sole responsibility. Where distribution of this Report is permitted by KPMG, the Report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this Report should only be made after considering the Report in its entirety and with necessary consultation with KPMG. Readers are also advised to refer to the “Important Note: Basis of Report” section at the front of the Executive Summary of this Report. 1.7 Date labelling convention used in this Report In our analyses throughout this Report (unless otherwise stated), the “year” we refer to aligns with the financial year of AICFL and James Hardie and runs from 1 April to 31 March. A “2008” notified claim would be a claim notified in the period 1 April 2008 to 31 March 2009. This might also be referred to as “2008/09” or “FY09”. Similarly, a “2022” claim settlement would be a claim settled in the period 1 April 2022 to 31 March 2023. This might also be referred to as “2022/23” or “FY23”. 1.8 Author of the report This Report is authored by Neil Donlevy, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia. This Report is co-authored by Jefferson Gibbs, a Fellow of the Institute of Actuaries of Australia.

  KPMG | 7 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. In relation to this Report, the primary regulator for Neil Donlevy is the Institute of Actuaries of Australia. 1.9 Professional standards and compliance This Report details a valuation of the outstanding claims liabilities of entities which hold liabilities with features similar to general insurance liabilities. In preparing this Report, we have complied with the Professional Standard 302 of the Institute of Actuaries of Australia (“PS302”), “Valuation of General Insurance Claims”. However, as we note in Section 1.2, this Report does not include an allowance for the future Operating Expenses of the AICF Trust (which are estimated by AICFL) and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment. 1.10 Control processes and review This valuation report and the underlying analyses have been subject to technical review and internal peer review. The technical review focuses on ensuring that the valuation models and supporting claims experience analyses that are carried out are performed correctly and that the calculations are being correctly applied. The technical review also focuses on ensuring that the data that is being used has been reconciled insofar as possible. Internal peer review involves a review of the approach, the methods, the assumptions selected and the professional judgments applied. Both the technical review and internal peer review processes are applied to the Report as well as the valuation models. 1.11 Basis of preparation of Report We have been advised by the management of AICFL to prepare the Report on a “going concern” basis (i.e. we should assume that AICFL will be able to meet any shortfall in the cost of the liabilities of the Liable Entities as they fall due). The cashflow estimates contained in this Report assume that claims against the Liable Entities will continue to be paid in full as and when they fall due.

  KPMG | 8 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 2. Data 2.1 Data provided to KPMG We have been provided with the following data by AICFL:  Claims dataset at 31 March 2023 with individual claims listings;  Accounting transactions dataset at 31 March 2023 (which includes individual claims payment details); and  Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) as at 31 March 2023. We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by AICFL relating to the insurance programme’s structure, coverage and layers. We have also considered the claims data listings which formed the basis of our previous valuation assessments. The data structures provided for the claims and accounting datasets are consistent with those provided at previous valuations. 2.2 Data limitations We have tested the consistency of the various data sets provided to us at different valuation dates. Section 2.3 outlines the nature of the testing undertaken. However, we have not otherwise verified the data and have instead relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of AICFL’s internal administration and systems as to the completeness of the data provided. Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially. 2.3 Data reconciliation and testing We have performed a reconciliation of the data provided at 31 March 2023 with the data provided at 31 March 2022. We have undertaken a number of tests and reconciliations to test the accuracy of the data to the extent possible, noting the limitations outlined above.

2.3.1 Reconciliation with previous valuation's data

We have performed a reconciliation of the claims database as at 31 March 2023 with that provided at 31 March 2022.

Our findings are:

- Claims notifications: There has been no new claims reported that had a report date prior to 31 March 2022. No claims (that already had a notification date) changed notification date between the two databases.
- Portfolio category: There have been seven claims that have changed category. Five changed to asbestosis, 1 changed to lung cancer and 1 changed to ARPD & Other. Two of these claims changed from mesothelioma.
- Settlement date: There have been no claims which have changed their settlement date.

Changing and developing data is not unexpected or to be considered as adverse. Indeed, changing data is common to all claims administration systems. We do not consider the number or extent of the changes noted above to be unreasonable, nor do we consider the changes to be material to the valuation.

2.3.2 Reconciliation of claims settlement amounts between claims and accounting databases

We have mapped the financial data between the claims and accounting databases into standardised groupings as follows:

Table 2.1: Grouping of financial data from claims and accounting databases

	CLAIMS DATABASE	ACCOUNTING DATABASE
Award	Damages (gross of cross-claims) ***plus*** DDB reimbursement ***plus*** Medicare (from Accounting Database)	Damages ***plus*** DDB reimbursements ***plus*** Medicare
Costs / Other	Costs ***plus*** Other ***less*** Medicare (from accounting database)	Costs ***plus*** Consulting
Defence legal costs	Defence legal costs	Defence legal costs

Note: Recovery amounts are available from the accounting database

We have compared the payment records between the claims database and the accounting database from the earliest date to the current file position.

The table below shows the results of this reconciliation for all claim transactions to date.

Table 2.2: Comparison of amounts from claims and accounting databases ($m)

CLAIMS DATABASE		ACCOUNTING DATABASE	
Damages (gross of recoveries, excluding medicare)	2,322.3	Damages (gross of recoveries)	2,325.4
Costs	70.5	Costs	71.8
DDB	17.7	DDB	17.7
Other (inc Medicare)	5.9	Consulting	2.2
		Medicare	3.2
		Interest	0.6
Defence legal costs	242.1	Defence legal costs	242.4
Total Value	**2,658.6**	**Total Value**	**2,663.4**
Standardisation			
Award plus Medicare plus DDB	2,343.2	Award plus Medicare plus DDB	2,346.3
Costs / Other	73.3	Costs / Other	74.7
Defence legal costs	242.1	Defence legal costs	242.4
Total Value	**2,658.6**	**Total Value**	**2,663.4**

KPMG | 9

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 10 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Once the standardisation has been undertaken, the two datasets reconcile closely – with differences for claim awards totalling approximately $3.1m (31 March 2022: $2.5m). Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This results in the following overall totals being used in our analysis:  $2,346.5m for the claims award component;  $75.0m for the costs / other component; and  $243.0m for the defence legal costs component. This approach, of taking the maximum value for each claims record, may result in some minor prudence in our overall analysis although the amount of prudence is not considered to be significant in the context of the size of the potential liabilities and the underlying uncertainty in any valuation estimating future claims costs over the next 40 years or more. 2.4 Data conclusion We have not verified the underlying data nor have we undertaken “auditing at source”. No material data issues have been identified and notified to us by the Approved Auditor of AICFL (EY) during their testing. We have tested the data for internal consistency with the data provided at the previous valuation (31 March 2022). Based on that testing and reconciliation, and subject to the limitations described in Section 1.4, we have formed the view that:  Generally, the data is consistent between valuations, with any differences in the data being readily explainable;  The financial data appears to reconcile reasonably between the two data sources (the claims dataset and the accounting transactions datasets);  Any data issues that have emerged are not significant in relation to the size of the liabilities; and  The data is appropriate for use for the purpose of this Report.

  KPMG | 11 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3. Valuation Methodology and Approach 3.1 Valuation methodology changes We have maintained the core valuation methodology adopted at our previous valuation. The most recent material change in the methodology took place at 31 March 2020 when we separated the portfolio of mesothelioma claims between direct claims and cross-claims and for each of the four age cohorts. This included deriving separate assumptions for direct claims and cross claims and for each of the four age cohorts for:  estimated future claim numbers (including latency assumptions);  average claim sizes (including incidence rates of large claims);  average legal costs; and  nil settlement rates (but only for direct and cross, without separate age-based assumptions). 3.2 Overview of current methodology The methodology involves assessing the liabilities in two separate components, being:  Allowance for the cost of settling claims which have already been reported but have not yet been settled (“pending claims”); and  Allowance for the cost of settling claims which have not yet been reported (“Incurred But Not Reported” or “IBNR” claims). For pending claims, we have used the case estimates (where available) with some adjustments to reflect the extent to which the case estimates (on average) tend to overstate the ultimate cost. For IBNR claims we have used an “average cost per claim method”. In brief, the overall methodology may be summarised as follows:  Project the future number of claims expected to be reported in each future year by disease type (for product and public liability) and for Workers Compensation and wharf claims taking into account the expected future incidence of mesothelioma and other diseases and also the past rate of co-joining of the Liable Entities;  Analyse past average attritional claim costs of non-nil claims in mid 2022/23 money terms. We have defined attritional claims to be claims which are less than $1m in 2006/07 money terms. We estimate a baseline attritional non-nil average claim cost in mid

  KPMG | 12 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 2022/23 money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement;  Analyse past historical average plaintiff/other and defendant legal costs for non-nil claim settlements;  Analyse past historical average defendant legal costs for nil claim settlements;  Estimate a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim size and legal cost sizes of such claims (being claims which are in excess of $1m in 2006/07 money terms);  Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience of the pattern of delay between claim reporting and claim settlement for each disease type;  Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate”);  Inflate average claim, plaintiff/other and defence legal costs and large claim costs to the date of settlement of claims allowing for base inflation and (where applicable) superimposed inflation;  Multiply the claims numbers which are expected to be settled for non-nil amounts in a period by the inflated average non-nil claim costs (including the “large claims loading”) and plaintiff/other and defence legal costs for that period;  Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred;  Inflate average defence legal costs of nil claims to the date of settlement of claims allowing for base inflation;  Multiply the claims numbers which are expected to be settled for nil amounts in a period by the inflated average defence legal costs for nil claims for that period;  Add the expected claims costs and legal payments relating to pending claims (after allowance for the potential savings on case estimates) after making allowance for the assumed settlement pattern of pending claims;  This gives the projected future gross cashflow for each future financial year;  Adjust the projected gross cashflow (where applicable) for the impact of the annual and aggregate caps on DDA reimbursements;  Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”);  Project Insurance Recoveries to establish the net cashflows;

  KPMG | 13 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Discount the cashflows using a yield curve derived from yields on Commonwealth Government Fixed Interest Bonds at the valuation date to arrive at our present value liability assessment. It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider or all investigations we undertake. Those other stages are outlined in more detail elsewhere in this Report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken. As discussed elsewhere, the liabilities are established on a central estimate basis. 3.3 Disease type and class subdivision 3.3.1 Claims records excluded from our analysis We have excluded records that relate to cross-claims brought by the Liable Entities against other defendants. Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross- claim by the Liable Entities is severed from the main proceedings, the existence of a separate record in the claims dataset does not indicate an additional claim (or liability) against the Liable Entities. In these circumstances such records are not counted in our analysis. We have also excluded “insurance recovery” claims records. This is because the insurance recovery record is a separate record that exists for claims records where an insurance recovery is due. In other words, the claim against the Liable Entity has already been included in our analysis and the insurance recovery record exists for operational purposes only. 3.3.2 Categories of claim We have sub-divided the remaining claims into the following groups:  Product and Public Liability;  Workers Compensation, being claims by former employees of the Liable Entities; and  Wharf claims, being claims by individuals whose occupations involved working on the docks or wharves, or where part of their exposure related to wharves. 3.3.3 Categories of disease For product and public liability claims, we have separately analysed the individual disease types. We have split the data by disease type for these claims, because there is sufficient volume of claims to do so, because different disease types display substantially different average claim sizes, and because the incidence pattern of future notifications is expected to vary between the different disease types. We have not divided the Workers Compensation or wharf claims data by disease type, given their low financial significance and the reduced credibility of the data if sub-divided by disease type (given the low number of claims).

  KPMG | 14 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For the purposes of our analysis, we have allocated each claim once and therefore to one disease only. We have selected the following order of priority, based on the relative severity of the disease:  Mesothelioma;  Lung cancer / Other cancer;  Asbestosis; and then  Asbestos-Related Pleural Disease and Other (“ARPD & Other”). This means that if a product or public liability claim has mesothelioma as one of its listed diseases, it is counted as a mesothelioma claim. If a product or public liability claim has lung cancer or other cancer as one of its listed diseases (but not mesothelioma), it is counted as a lung cancer claim. If a product or public liability claim has asbestosis as one of its listed diseases, it is only counted as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases. For mesothelioma, we have also separated claims based on the age of the claimant at the date of notification of the claim. We have used four age cohorts, namely:  <60 years of age;  60-70 years of age;  70-80 years of age; and  >80 years of age. We have further separated mesothelioma claims between direct claims and cross claims. 3.4 Numbers of future claims notifications: mesothelioma To project the pattern of incidence of claims against the Liable Entities, we have constructed a model which utilises the following inputs:  The current Australian population by year of birth / current age and gender;  Standard mortality rates by age and gender. This is used to project the population by year of birth / age at each future year;  The relative risk-exposure (or incidence rates) between males and females;  The relative risk-exposure by age of person at time of exposure;  The exposure to asbestos in Australia;  The statistical distribution of the latency period from average exposure separately for direct claims and cross claims, and by age of claimant, together with the underlying parameters (the mean and the standard deviation) of the latency model. Detailed discussion of the approach taken is documented in our 31 March 2018 Annual Actuarial Report.

  KPMG | 15 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.4.1 Exposure model We have constructed a proxy for exposure by reference to statistics showing the levels of Australian usage of asbestos. We do not have detailed individual exposure information for the Liable Entities, its products or where the products were used and how many people were exposed to those products. However, given the market share of James Hardie over the years (through to 1987) and its relative stability, we have used a national pattern of usage as a reasonable proxy for the Liable Entities’ exposure. Figure 3.1: Consumption and production indices – Australia 1930-2002 Source: World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com R Virta, USGS Website Annual Yearbook There is an implicit assumption within the use of the consumption to derive the level of future claim notifications that:  the consumption of asbestos is directly correlated with, and is a suitable proxy for, the number (and extent of exposure) of people exposed to asbestos in any year; and  the rate of incidence of individuals developing an asbestos-related disease arising from exposure to asbestos is the same for each exposure year and is independent of the type of asbestos used. 3.4.2 Latency model We have continued to assume that the latency pattern (from the average date of exposure) is statistically distributed with a normal distribution. We have derived separate latency assumptions for mesothelioma as between direct claims and cross claims. The model projection assumptions are shown in the table below. These assumptions are unchanged since the previous valuation.    ‐  10,000  20,000  30,000  40,000  50,000  60,000  70,000  80,000  90,000  100,000 19 30 19 32 19 34 19 36 19 38 19 40 19 42 19 44 19 46 19 48 19 50 19 52 19 54 19 56 19 58 19 60 19 62 19 64 19 66 19 68 19 70 19 72 19 74 19 76 19 78 19 80 19 82 19 84 19 86 19 88 19 90 19 92 19 94 19 96 19 98 20 00 20 02 Production Consumption

  KPMG | 16 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table 3.1: Latency assumptions for mesothelioma claims The analysis supporting the selection of these parameters is summarised in Section 6. 3.4.3 Calibrating the curve index to current reporting experience We take the claim curve index and then calibrate the number of notifications in each future year by reference to the recent levels of claims reporting and the number of claims we have assumed for the 2023/24 financial year. This approach implicitly assumes that:  The future rate of incidence of asbestos-related diseases manifesting as a result of a past exposure to asbestos will remain stable;  The pattern of diagnosis and the delay between diagnosis and reporting remain stable;  The “propensity to claim” by individuals will remain stable; and  The rate of co-joining the Liable Entities in common law claims will remain stable. Changes to any of these factors over time will result in changes to the actual pattern of incidence of claims reporting. The claim curve index also provides us with the proportions of the total number of claims reported in each future year that relate to each of the four age groups and separately for direct claims and cross claims for mesothelioma. Our assumptions for the base number of claims projected to be reported in 2023/24 are summarised in Section 4.6 and Section 5.7. 3.5 Incidence of claim settlements from future claim notifications We derive a settlement pattern by analysing triangulations of the numbers of settlements and claims payments by delay from the year of notification. From these settlement pattern analyses, we have estimated the pace at which claims notified in the future will settle, and used this to project the future number, and monetary amount, of settlements in each financial year for each disease type. Our analysis and assumptions selected are summarised in Section 9.5.   Direct Cross Mean latency 40                   41                 Standard deviation of latency 9                     10

  KPMG | 17 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.6 Average claim costs of IBNR claims 3.6.1 Attritional claims We define a large claim as one for which the award is greater than or equal to $1m in 2006/07 money terms (which equates to approximately $1.873m in mid 2022/23 money terms). We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero. We have estimated the following five components to the average cost assessment:  Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim.  Average plaintiff legal / other costs of a non-nil “attritional” claim.  Average defence legal costs of a non-nil “attritional” claim.  Average defence legal costs of a nil claim.  Large claim awards and legal cost allowances. All of our analyses have been constructed using past average awards, which have been inflated to mid 2022/23 money terms using a historical base inflation index (of 4% per annum). This allows for basic inflation effects when identifying trends in historical average settlements. We then determine a prospective average cost in mid 2022/23 money terms, including an explicit allowance for overseas exposures resulting from the decision in Talifero vs Amaca. Our analysis and assumptions are summarised in Section 7. 3.6.2 Large claims loading We analyse the historical incidence rate of large claims (being measured as the ratio of the number of large claims to the total number of non-nil claims), and the average claim size and legal costs of these claims. We use these to arrive at a “per claim” loading (being the average large claim cost multiplied by the large claim incidence rate per claim), being the additional amount we need to add to our attritional average claim size to allow for large claims. We have derived separate incidence rate and average claim size assumptions for each of the four age groups for mesothelioma. Our analysis and assumptions are summarised in Section 7.8. 3.6.3 Future inflation of average claim sizes Allowance for future claim cost inflation is made. This is modelled as a combination of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims numbers as they settle in each future year. Our analysis and assumptions in relation to claims inflation are summarised in Section 9.2.

  KPMG | 18 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 3.7 Proportion of claims settled for nil amounts We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other than in relation to defence legal costs) and those which will be settled for a non-nil claim cost. The prospective nil settlement rate is estimated by reference to the analysis of past trends in the rate of nil settlements. Our analysis and assumptions selected are summarised in Section 8. 3.8 Pending claims 3.8.1 Definition of pending claims At 31 March 2023, there were 411 claims for which claim awards have not yet been fully settled by the Liable Entities (246 of these are mesothelioma claims). Additionally, there are a number of other claims for which defence legal costs have not yet been settled, even though the awards have been settled. 3.8.2 Evaluating the liability for pending claims The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry terms Incurred But Not Enough Reported (“IBNER”). Depending on the case estimation procedure of a company and the nature of the liabilities, IBNER can be either positive or negative, with a negative IBNER implying that the ultimate cost of settling claims will be less than case estimates, i.e. that there is some degree of redundancy in case estimates. 3.8.3 Findings The table below analyses the adequacy or otherwise of the previous year’s case estimates for claims reported through to 31 March 2022 relative to the current cost of those reported claims, after taking into account the 25% saving assumed on case estimates. Table 3.2: Change in cost of claims during 2022/23 financial year ($m) – claim award component only The table above shows that there has been a decrease of $0.5m in the cost of claims that were reported prior to 31 March 2022 (31 March 2022: $5.1m increase). Figures in $ millions Current year  reported claims Prior year  reported claims Total Adopted estimates for pending claims at 31  March 2022 (undiscounted) 0.0  103.1  103.1  Paid in the year to 31 March 2023 71.3  80.6  151.9  Adopted estimates for pending claims at 31  March 2023 (undiscounted) 90.7  22.0  112.6  Incurred Cost in the financial year 162.0  (0.5) 161.4

  KPMG | 19 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. We have maintained our assumption for the level of redundancy in case estimates on currently reported claims at 25% at this valuation. This assumption is only applied to the case estimates for the claim award. 3.9 Insurance Recoveries Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold. In applying the insurance programme we therefore consider only the projected gross cashflows relating to product and public liability claims. Historical analysis of the claims data suggests that approximately 97.5% of all liability claims by cost have been product liability claims. 3.9.1 Programme overview Until 31 May 1986, the Liable Entities had in place product and public liability insurance policies that were placed on a claims occurring basis. Product liability claims were insured under these insurance policies on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis. From 31 May 1986, the insurance policies were placed on a claims made basis in relation to asbestos-related product and public liability cover. In summary, the insurance policies were placed as follows:  For the period up to June 1976, the insurance policies were written on a claims occurring basis. The insurance was provided by QBE but the cover provided by these policies was commuted in June 2000. Therefore we have assumed no future Insurance Recoveries from these policies.  For the period from June 1976 to 31 May 1986, the insurance policies were written on a claims occurring basis; insured by Lloyds’ of London, London Market insurers, Australian insurers and HIH entities.  For the period 31 May 1986 to 31 March 1997, the insurance policies were written on a claims-made basis. For the purpose of this Report, we have made no allowance for any future Insurance Recoveries arising from these policies. 3.9.2 Modelling insurance recoveries on the claims occurring programme Our methodology for projecting the future insurance recoveries to be collected by AICFL involves the following steps:  Identify the current contract positions for each insurance policy year. This assumes that all monies due have been collected, and does not allow for the impact of commutations that have taken place.

  KPMG | 20 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  Allocate the projected future gross cashflows to individual insurance policy years using an allocation basis that has been determined by reference to the exposure methodology used to project future claim numbers and also using a “period of exposure” allocation.  This gives a projection of how the insurance programme is utilised over time. This method allows us to:  evaluate the total insurance recoveries due by payment year;  determine how the insurance recoveries due will be assigned to each layer and to each insurer; and  identify and allow for when the individual layers are projected to be fully exhausted. We then make an additional adjustment to the projected recoveries to exclude those projected future insurance recoveries that are assigned to the participations of insurers who have already commuted their coverage with AICFL and the Liable Entities or insurers who have settled their coverage by way of a Scheme of Arrangement. 3.9.3 Commutations, HIH and Schemes of Arrangement Other commutations have been entered into by AICFL in previous years and these commutations have typically (other than QBE) involved the payment of a lump sum amount. In these circumstances, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries will fall due. Additionally, we have assumed that all monies have been paid in relation to insurance recoveries for the claims occurring period from HIH. For the claims occurring period, where a claim filed against a company under a Scheme of Arrangement has been accepted and payment made, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries will fall due. We have made no allowance or adjustment in our valuation for any future commutations with the remaining insurers. 3.9.4 Unpaid insurance recoveries We have not included within our liability estimate any allowance for insurance recoveries under the claims occurring period that are due but have not yet been collected. We are advised that such monies amount to approximately $2.5m at 31 March 2023. These amounts are more appropriately dealt with as being debtors of AICFL. 3.9.5 Bad and doubtful debt allowance on Insurance Recoveries We have made allowance for bad and doubtful debts on future Insurance Recoveries within our valuation by use of the default rates as shown in the table below.

  KPMG | 21 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Table 3.3: Credit rating default rates by duration Source: Standard & Poors’ 2021 Annual Global Corporate Default Study and Rating Transitions, published April 2022. NR relates to companies which are Not Rated R relates to companies which have been subject to Regulatory Action regarding solvency. We have considered the credit rating of the insurers (and/or their parent companies) of the Liable Entities as at March 2023 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer. 3.10 Cross-claim recoveries A cross-claim can be brought by, or against, one or more Liable Entities. Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of the claims experience. Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined. Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the gross award based on historical experience of such recoveries. Our analysis and assumptions selected are summarised in Section 9.4. 3.11 Discounting cashflows Cashflows are discounted on the basis of yields available at the valuation date on Commonwealth of Australia fixed interest Government Bonds (“Commonwealth Government Bonds”) of varying coupon rates and durations to maturity. Our approach to the determination of the discount rates is unchanged from the approach adopted at 31 March 2022, and is:  For years 1 to 16, zero coupon spot rates were determined by reference to the prices, coupons and durations of Commonwealth Government Bonds;  For years 19 and onwards, we have selected a uniform long-term discount rate of 4.50% per annum (FY2022: 4.00% per annum); and  For years 17 and 18, we have selected spot rates that “linearly interpolate” between the year-16 rate and the year-19 rate (of 4.50%). Our selected assumptions are summarised in Section 9.3. Rating Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11 Yr. 12 Yr. 13 Yr. 14 Yr. 15 AAA 0.00% 0.03% 0.13% 0.24% 0.34% 0.45% 0.50% 0.58% 0.64% 0.69% 0.72% 0.75% 0.78% 0.83% 0.89% AA+ 0.00% 0.05% 0.05% 0.09% 0.14% 0.19% 0.25% 0.30% 0.35% 0.41% 0.46% 0.52% 0.58% 0.64% 0.70% AA 0.02% 0.03% 0.08% 0.21% 0.34% 0.46% 0.58% 0.69% 0.77% 0.86% 0.93% 0.99% 1.08% 1.14% 1.20% AA‐ 0.03% 0.08% 0.16% 0.23% 0.30% 0.40% 0.46% 0.51% 0.55% 0.60% 0.66% 0.71% 0.73% 0.77% 0.81% A+ 0.05% 0.08% 0.18% 0.30% 0.39% 0.48% 0.58% 0.68% 0.80% 0.93% 1.04% 1.17% 1.31% 1.47% 1.62% A 0.05% 0.13% 0.21% 0.31% 0.43% 0.59% 0.75% 0.90% 1.07% 1.27% 1.42% 1.54% 1.65% 1.72% 1.87% A‐ 0.05% 0.15% 0.24% 0.34% 0.48% 0.63% 0.83% 0.98% 1.10% 1.20% 1.30% 1.42% 1.54% 1.65% 1.74% BBB+ 0.09% 0.25% 0.45% 0.64% 0.85% 1.09% 1.28% 1.49% 1.75% 1.99% 2.21% 2.36% 2.53% 2.75% 2.98% BBB 0.14% 0.36% 0.56% 0.89% 1.21% 1.54% 1.86% 2.15% 2.45% 2.75% 3.07% 3.32% 3.54% 3.64% 3.83% NR 3.60% 6.97% 9.86% 12.23% 14.16% 15.75% 17.06% 18.16% 19.14% 20.04% 20.80% 21.44% 22.05% 22.58% 23.09% R 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

  KPMG | 22 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4. Claims Experience: Mesothelioma Claim Numbers 4.1 Overview The following chart shows the number of mesothelioma claims reported by year of notification. Figure 4.1: Number of mesothelioma claims reported annually Note: Throughout Sections 4 to 9, the date convention used in tables and charts is that (for example) 2008/09 indicates the financial year running from 1 April 2008 to 31 March 2009. Furthermore, unless clearly identifying a calendar year, the label “2008” in charts or tables would indicate the financial year running from 1 April 2008 to 31 March 2009. For 2022/23, there were 383 mesothelioma claims reported. This represented a 2% decrease relative to the prior year (390 claims).   276 305 270 268 259 309 369 413 397 374 393 376 438 381 390 383 0 50 100 150 200 250 300 350 400 450 500 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 Year of notification

  KPMG | 23 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.2 External statistics on mesothelioma claims incidence The following chart compares the total number of mesothelioma cases reported (diagnosed) nationally to the number of mesothelioma claims received by the Liable Entities. It should be noted that the two sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. The “year” is calendar year for the national cases (i.e. 2012 is the year running from 1 January 2012 to 31 December 2012); whilst for the Liable Entities it is the financial year (i.e. 2012 is the year running from 1 April 2012 to 31 March 2013). Figure 4.2: Number of mesothelioma cases reported nationally compared to the number of claims received by the Liable Entities Sources: Australian Cancer Incidence and Mortality book for Mesothelioma, Australian Institute of Health and Welfare, updated February 2018 for 2000-2013 Annual Report of the Australian Mesothelioma Registry for 2014 and onwards In calendar year 2021, the number of cases diagnosed nationally (as currently reported) was 722. It should be noted there may be a considerable degree of under-reporting in the 2021 year and, to a lesser extent, the 2020 year, noting that:  The 2016 year was first reported as 700, and this has increased to 786 (as reported in the 2021 Australian Mesothelioma Registry Report).  The 2017 year was first reported as 710, and this has increased to 824 (as reported in the 2021 Australian Mesothelioma Registry Report).  The 2018 year was first reported as 662, and this has increased to 818 (as reported in the 2021 Australian Mesothelioma Registry Report). These increases in national statistics lead to a lower ratio for the number of Liable Entity claims as a percentage of the number of national cases of mesothelioma. As a consequence, the currently estimated 48% for 2019/20 and the currently estimated 54% for 2021/22 may be over-stated and (if previous experience of initial under-reporting of the number of national cases were to recur) may be more in the order of 45% to 50%. 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 0 100 200 300 400 500 600 700 800 900 2 00 0 2 00 1 2 00 2 2 00 3 2 00 4 2 00 5 2 00 6 2 00 7 2 00 8 2 00 9 2 01 0 2 01 1 2 01 2 2 01 3 2 01 4 2 01 5 2 01 6 2 01 7 2 01 8 2 01 9 2 02 0 2 02 1 2 02 2 Claims received by the Liable Entities Number of cases diagnosed nationally Liable Entities as % of national cases (AMR2021) (RHS) Liable Entities as % of national cases (AMR2020) (RHS) Liable Entities as % of national cases initially reported (RHS)

  KPMG | 24 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. It should be noted that not all cases of mesothelioma result in a claim being brought in Common Law. Furthermore, even if a claim is brought, not all claims will involve the Liable Entities. In relation to NSW, we have additional information from the Dust Diseases Tribunal (NSW) that indicates what proportion of common law claims the Liable Entities are joined in for NSW. For the DDC data, the “year” is financial year (i.e. 2012 is the year running from 1 July 2012 to 30 June 2013). In contrast, in the DDT data, “year” is defined as a calendar year (i.e. 2012 is the year running from 1 January 2012 to 31 December 2012). It should be noted that the three sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. Figure 4.3: Number of mesothelioma cases reported in NSW Sources: DDC claims data: Insurance and Care NSW Annual Report 2021/22 (page 64). DDT statistics: provided by the State of New South Wales The data would appear to indicate that the Liable Entities are not being increasingly joined in common law claims in NSW, whilst noting that there is variability from year to year (the rate of joining is typically between 60% and 70%). The chart below shows the mix of national cases by age. The data shows a broadly similar pattern to AICF’s own experience, with the proportion of cases relating to people under 70 years of age trending down and currently comprising between 20% and 25% of all cases. 0 50 100 150 200 250 300 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 AICF NSW claims reporting DDC claims reporting DDT cases

  KPMG | 25 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 4.4: Age profile of mesothelioma cases nationally Sources: Australian Institute of Health and Welfare; Australian Mesothelioma Registry Report Note: Data by age cohort for 2017 was not published in the 2017 Australian Mesothelioma Registry Report   0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 <60 60-70 70-80 80+

  KPMG | 26 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.3 Profile of mesothelioma claims 4.3.1 Direct claims and cross claims The following chart shows the number of claims separately as between claims brought by claimants (‘direct claims’) and claims brought by other defendants (‘cross claims’). Figure 4.5: Number of mesothelioma claims by type of claim 4.3.2 Delay from diagnosis to notification The chart below measures the time-lag (in days) from diagnosis of mesothelioma to notification of a claim against the Liable Entities. Direct claims have typically taken between 5 months and 7 months to be reported after diagnosis of mesothelioma. Figure 4.6: Delay from diagnosis of mesothelioma to notification of claim against the Liable Entities 208 249 211 218 192 219 284 326 315 288 309 304 317 276 300 287 68 56 59 50 67 90 85 87 82 86 84 72 121 105 90 96 0 50 100 150 200 250 300 350 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Year of notification Direct claims Cross claims 0 100 200 300 400 500 600 700 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022A ve ra g e la g ( d a ys ) b e tw e e n d ia g n o si s a n d n o tif ic a tio n Notification year Cross claims Direct claims

  KPMG | 27 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.4 Profile of mesothelioma claims: direct claims 4.4.1 Claims by State Claims reporting for direct claims has varied between 276 and 317 claims in the last eight years. The reductions in claim numbers in NSW in 2020/21 were offset by higher numbers of claims being lodged in Queensland (many of which are typically lodged in the DDT in NSW). This trend has since reversed. Figure 4.7: Number of mesothelioma direct claims by State 4.4.2 Age profile of claimants The chart below shows that the primary source of growth since 2007/08 has been for claimants over the age of 70. However, the last three financial years have seen some reductions in the numbers of claims from the 70-80 age cohort. In 2022/23, there was a further increase in the number of claims relating to claimants aged 80+. Figure 4.8: Number of mesothelioma direct claims by age of claimant 0 50 100 150 200 250 300 350 2015 2016 2017 2018 2019 2020 2021 2022 NSW VIC WA SA QLD & Other 0 20 40 60 80 100 120 140 160 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 Year of notification < 60 60 - 70 70 - 80 80 +

  KPMG | 28 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.5 Profile of mesothelioma claims: cross claims 4.5.1 Claims by State We have analysed the number of mesothelioma claim notifications by the State in which the cross claim is filed. Figure 4.9: Number of mesothelioma cross claims by State The high numbers of South Australia cross claims that was experienced in 2019/20 and 2020/21 has not continued in 2022/23. There were 13 claimants in 2019/20 and 10 claimants in 2020/21 where “duplicate claims” arose (i.e. 2 cross claims, or more, were lodged for each claimant). WA saw an unusually high number of cross claims in 2022/23 (14 claims as compared to a historical average of around 3 claims annually). 4.5.2 Age profile of claimants The chart below shows the mix of claims by age cohort over time. Again, it is observed that most of the claimants are in excess of 70 years of age. Figure 4.10: Number of mesothelioma cross claims by age of claimant 0 20 40 60 80 100 120 140 2015 2016 2017 2018 2019 2020 2021 2022 NSW VIC WA SA QLD & Other 0 10 20 30 40 50 60 70 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 Year of notification < 60 60 - 70 70 - 80 80 +

4.6 Base valuation assumption for number of mesothelioma claims

The actual claims reporting experience in 2022/23 has been broadly in line with expectations for direct claims, being 1 claim below expectations.

Cross claims were 6 claims above expectations, driven by an unusually high number of claims in WA.

We have set our assumption for direct claims for 2023/24 at 276 claims. This is based on the fact that the actual experience has been in line with our expectations from our 2022 valuation assumptions and that the modelled result for 2023/24 from those assumptions was for a reduction to around 272 claims.

We have set our assumption for cross claims at 90 claims, based on the average of the last four years (adjusted for removal of the South Australia power station claims).

In total, we are therefore projecting 366 mesothelioma claims to be reported in 2023/24.

The table below summarises the overall assumptions and the mix assumptions by age cohort for 2023/24, as well as providing a comparison of the previous two years' actual experience.

Table 4.1: Assumed mix of claims by age cohort and type of claim for 2023/24

	FY24 Assumption Numbers	FY24 Assumption %	FY23 Actual Numbers	FY23 Actual %	FY22 Actual Numbers	FY22 Actual %
Mesothelioma (direct claims)	**276**		**287**		**300**	
<60	12	4.3%	14	4.9%	17	5.7%
60-70	42	15.2%	44	15.3%	56	18.7%
70-80	114	41.3%	119	41.5%	124	41.3%
80+	108	39.1%	107	37.3%	103	34.3%
age not known	0	0.0%	3	1.0%	0	0.0%
Mesothelioma (cross claims)	**90**		**96**		**90**	
<60	2	2.2%	2	2.1%	2	2.2%
60-70	15	16.7%	15	15.6%	15	16.7%
70-80	38	42.2%	45	46.9%	36	40.0%
80+	35	38.9%	34	35.4%	37	41.1%
age not known	0	0.0%	0	0.0%	0	0.0%

Note: percentage figures may not add exactly to 100.0% on sight, owing to the percentages being shown rounded to 1 decimal point.

KPMG | 29

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 30 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 4.7 Inherent uncertainties in the future number of mesothelioma claims There remain material uncertainties in relation to the base level of claims reporting and the total future number of mesothelioma claims to be reported against the Liable Entities. It is possible that claims reporting activity could increase next year, or that it could fall next year. There remain uncertainties in relation to the peak period of claims reporting for mesothelioma, particularly given that 2019/20 saw the highest number of mesothelioma claims received historically, albeit primarily this was due to the extremely high level of cross-claims reporting, and noting that 2022/23 has seen a decrease in direct mesothelioma claims reported compared to the previous year. There also remain material uncertainties as to the pace at which future claims reporting will reduce (“the decay rate”) as well as the rate of co-joining of the Liable Entities in common law claims. Additionally, should the mix of claims by claimant age or the mix between direct claims and cross claims change relative to that currently assumed, the overall average claim sizes emerging would differ from that currently expected. Depending on the outcome of future experience, further changes to the valuation assumptions and therefore to the valuation results may be necessary in future periods. Such changes could be material. As a consequence of the above noted uncertainties, further volatility in relation to the valuation result should be anticipated. Section 11 of our Report provides an indication of the sensitivity of the valuation result to the peak period of claims reporting and the decay rate of mesothelioma claims reporting after 2022/23.

5. Claims Experience: Claim numbers (non-mesothelioma)

5.1 Overview

The table below shows the number of claims reported by year of notification and by disease category.

Table 5.1: Number of claims by disease type

Notification Year	Asbestosis	Lung Cancer	ARPD & Other	Wharf	Workers
2007	171	28	43	8	46
2008	163	40	44	11	59
2009	120	40	43	3	61
2010	141	13	36	8	30
2011	110	15	36	6	30
2012	128	33	38	7	27
2013	117	26	49	15	32
2014	143	25	39	11	34
2015	91	19	30	11	29
2016	96	18	33	11	25
2017	87	25	29	8	20
2018	103	15	38	13	23
2019	137	25	32	4	21
2020	94	18	32	0	20
2021	99	18	29	0	19
2022	97	22	34	3	16
2007-2022	1,897	380	585	119	492
All Years	2,909	729	954	249	1,505

5.2 Asbestosis claims

In 2022/23, there were 97 asbestosis claims reported and in 2021/22 there were 99 asbestosis claims reported. The 2019/20 year (137 claims) looks to be somewhat aberrational relative to the last eight years of experience and as such we have not given weight to this observation in selecting our assumption for 2023/24.

The last three years have averaged 97 claims.

We have assumed 96 asbestosis claims will be reported in 2023/24.

5.3 Lung cancer claims

In 2022/23, there were 22 lung cancer claims reported.

The last two years have averaged 20 claims, the last three years have averaged 19 claims and the last four years have averaged 21 claims.

We have assumed 21 lung cancer claims will be reported in 2023/24.

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Liability limited by a scheme approved under Professional Standards Legislation.

5.4 ARPD & Other claims

In 2022/23, there were 34 ARPD & Other claims reported.

The last two years have averaged 31 claims; the last three years have averaged 32 claims and the last four years have averaged 32 claims.

We have assumed 33 ARPD & Other claims will be reported in 2023/24.

5.5 Workers Compensation claims

In 2022/23, there were 16 Workers Compensation claims reported, and the number of claims have been showing a general progression downwards since 2009/10.

The previous five years have varied between 19 and 23 claims.

We have assumed 18 Workers Compensation claims will be reported in 2023/24.

It should be noted that the financial impact of this source of claim is not substantial to the Liable Entities given the proportion of claims which are settled for nil liability against the Liable Entities (typically above 95%), which results from the insurance arrangements in place.

5.6 Wharf claims

In 2022/23, there were 3 Wharf claims reported, although the previous two years saw no claims reported.

The prior six years varied between 4 claims and 13 claims.

We have assumed 3 wharf claims will be notified in 2023/24.

Again, the financial impact of this source of claim is not currently significant.

5.7 Summary of base claims numbers assumptions (including mesothelioma)

As outlined in Sections 4 and 5, our assumptions as to the number of claims to be reported in 2023/24 are as follows:

Table 5.2: Claim numbers experience and assumptions for 2023/24

	FY22 actual	FY23 actual	FY23 expected	FY24 assumption
Mesothelioma	390	383	378	366
Direct	*300*	*287*	*288*	*276*
Cross	*90*	*96*	*90*	*90*
Asbestosis	99	97	93	96
Lung Cancer	18	22	18	21
ARPD & Other	29	34	33	33
Wharf	0	3	3	3
Worker	19	16	18	18
Total	**555**	**555**	**543**	**537**

FY23 Expected is the assumption selected for 2022/23 in our previous valuation report.

KPMG | 32

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 33 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 5.8 Baryulgil Almost half of the claims settled which relate to asbestos mining activities at Baryulgil (as discussed previously in Section 1.2.3) have been settled with no liability against the Liable Entities; and for the remaining settled claims, the Liable Entities have typically borne one-third to one-half of the settlement amount, reflecting the contribution by other defendants to the overall settlement (including those which have since been placed in liquidation). For the purposes of our valuation, we have estimated there to be 6 future claims reported, comprising 4 mesothelioma claims and 2 non-mesothelioma claims. We have assumed average claims and legal costs that are broadly in line with those described in Section 7. Our projected liability assessment at 31 March 2023 of the additional provision (for claims not yet reported) that could potentially be required is an undiscounted liability of $1.4m and a discounted liability of $1.2m, all of which is deemed to be a liability of Amaca.

  KPMG | 34 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6. Exposure and Latency Experience and Incidence Pattern Assumptions 6.1 Mesothelioma claims experience 6.1.1 Exposure information from claims notified to date We have reviewed the actual exposure information available for claims notified to date. This has been conducted by using the exposure dates stored in the claims database at an individual claim level and identifying the number of person-years of exposure in each exposure year. Figure 6.1: Exposure (person-years) of all Liable Entities’ mesothelioma claimants to date The chart shows that, currently, the peak year of exposure for claims reported to date is in 1972. It should be recognised that there is a degree of bias in this analysis in that the claims notified to date will tend to have arisen from the earlier periods of exposure. Over time, we expect the right-hand side of this curve to develop and the peak year of exposure to trend towards the early-1970s to mid-1970s, and an increase in the absolute level at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis. 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 1 9 2 0 1 9 2 3 1 9 2 6 1 9 2 9 1 9 3 2 1 9 3 5 1 9 3 8 1 9 4 1 1 9 4 4 1 9 4 7 1 9 5 0 1 9 5 3 1 9 5 6 1 9 5 9 1 9 6 2 1 9 6 5 1 9 6 8 1 9 7 1 1 9 7 4 1 9 7 7 1 9 8 0 1 9 8 3 1 9 8 6 1 9 8 9 1 9 9 2 1 9 9 5 1 9 9 8 2 0 0 1 2 0 0 4 2 0 0 7 2 0 1 0 2 0 1 3 2 0 1 6 2 0 1 9 2 0 2 2 Exposure year

  KPMG | 35 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. The relatively low level of exposure from 1987 onwards (about 5% of the total) is not unexpected given that all asbestos products ceased being manufactured by the Liable Entities by 1987. The exposure after that date likely results from usage of products already produced and sold before that date. The chart above is a cumulative chart of the position to date and does not show trends in the allocation of claims to exposure years over time. For example, one would expect that more recently reported claims should be associated with, on average, later exposures; and that claims reported in future years would continue that trend towards later exposure periods. To understand better these trends, we have analysed claimants’ exposures for each past claim report year. Figure 6.2: Exposure (person years) of all mesothelioma claimants to date by report year and exposure period As can be seen in the chart above, there has been a general increasing shift towards the exposure period after 1970, evident by the downwards trends in the chart from left to right indicating that an increasing proportion of the claimants’ exposure relates to more recent exposure periods. For example, pre-1970 exposures made up approximately 45% of mesothelioma claims exposures in 2007/08 but less than 30% of claims exposures in 2022/23. We would expect that such a trend (towards claims emerging from later exposure periods) should continue for some time to come.   0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Year of notification 1920-1959 1960-1969 1970-1975 1976-1980 1981-1985 1986 onwards

  KPMG | 36 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.2 Mesothelioma: direct claims 6.2.1 Latency period of reported claims We have analysed the actual latency period of the reported claims of the Liable Entities. In the charts that follow, we have measured the average actual latency period from the average date of exposure to the date of notification of a claim. The chart below shows the average latency observed for mesothelioma claims and the 25th percentile and 75th percentile observations. Figure 6.3: Latency of mesothelioma direct claims The observed average latency period from the average exposure is currently approximately 46 years for direct claims, increasing at an average rate of 0.6 years for each passing year. The observed average latency of claims reported in future report years should also be expected to show a further upward trend in the coming years. Figure 6.4: Latency distribution of mesothelioma direct claims 0 50 100 150 200 250 300 350 400 450 500 550 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N um be r of c la im s La te nc y pe rio d (y ea rs ) of c la im s re po rt ed in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported 0 50 100 150 200 250 300 350 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 N um be r of c la im s Latency (years)

  KPMG | 37 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Our latency model assumes a “normal distribution” and the chart seems to (in broad terms) support that assumption at this time. For direct claims, the mean latency to date is 39.8 years, the median latency to date is 40 years, and the mode of the latency is 42 years. The standard deviation to date is 8.8 years. The following chart shows how the average reported latencies vary between each of the age groups. Figure 6.5: Latency of mesothelioma direct claims by age of claimant Our latency model for mesothelioma direct claims from first exposure assumes a mean latency of 40 years and a standard deviation of 9 years. 6.2.2 Overall future incidence pattern and IBNR claim numbers The following chart shows the pattern of future notifications which have resulted from the application of our methodology. Figure 6.6: Projected future claim notifications for mesothelioma direct claims 15 20 25 30 35 40 45 50 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 L a te n cy p e ri o d ( ye a rs ) o f cl a im s re p o rt e d in r e p o rt y e a r Year of notification <60 60 - 70 70 - 80 80+ Combined 0 20 40 60 80 100 120 140 160 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60‐70 70‐80 80+ Unknown age

  KPMG | 38 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.2.3 Assumed change in future mix of claims by claimant age We have assumed a mix of direct claims by claimant age for 2023/24 as follows:  4.4% (12 claims) for ages less than 60,  15.2% (42 claims) for ages 60-70,  41.3% (114 claims) for ages 70-80,  39.1% (108 claims) for ages over 80. The following chart shows the change in mix of claims by claimant age over time both historically and projected into the future periods. Figure 6.7: Mix of claims by claimant age for mesothelioma direct claims 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60‐70 70‐80 80+

  KPMG | 39 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.3 Mesothelioma: cross claims 6.3.1 Latency period of reported claims We have analysed the actual latency period of the reported claims of the Liable Entities. In the charts that follow, we have measured the average actual latency period from the average date of exposure to the date of notification of a claim. The chart below shows the average latency observed for mesothelioma claims and the 25th percentile and 75th percentile observations. Figure 6.8: Latency of mesothelioma cross claims The observed average latency period from the average exposure is currently approximately 50 years for cross claims, and it is generally increasing at about 0.85 years for each passing year. Figure 6.9: Latency distribution of mesothelioma cross claims Our latency model assumes a “normal distribution” and the chart seems to (in broad terms) support that assumption at this time, whilst noting that smaller claim numbers will lead to more volatility (and a lower ‘goodness of fit’). 0 15 30 45 60 75 90 105 120 135 150 165 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N um be r o f c la im s La te nc y pe rio d (y ea rs ) of c la im s re po rt ed in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported 0 10 20 30 40 50 60 70 80 90 100 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 N um be r o f c la im s Latency (years)

  KPMG | 40 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For cross claims, the mean latency to date is 41.8 years, the median latency is 42 years and the mode of the latency is 44 years. The standard deviation to date is around 10.2 years. The following chart shows how the average reported latencies vary between each of the age groups. Figure 6.10: Latency of mesothelioma cross claims by age of claimant Note: There were no claims for the <60 age cohort in 2020/21. As a result the chart displays a “linear interpolation” between the 2019/20 and 2021/22 data points. Our latency model for mesothelioma cross claims from first exposure assumes a mean latency of 41 years and a standard deviation of 10 years. 6.3.2 Overall future incidence pattern and IBNR claim numbers The following chart shows the pattern of future notifications which have resulted from the application of our methodology. Figure 6.11: Projected future claim notifications for mesothelioma cross claims 0 5 10 15 20 25 30 35 40 45 50 55 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 L a te n cy p e ri o d ( ye a rs ) o f cl a im s re p o rt e d in r e p o rt y e a r Year of notification <60 60-70 70 - 80 80+ Combined 0 10 20 30 40 50 60 70 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60‐70 70‐80 80+ Unknown age

  KPMG | 41 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.3.3 Assumed change in future mix of claims by claimant age We have assumed a mix of cross claims by claimant age for 2023/24 as follows:  2.2% (2 claims) for ages less than 60,  16.7% (15 claims) for ages 60-70,  42.2% (38 claims) for ages 70-80,  38.9% (35 claims) for ages over 80. The following chart shows the change in mix of claims by claimant age over time both historically and projected into the future periods. Figure 6.12: Mix of claims by claimant age for mesothelioma cross claims   0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 <60 60‐70 70‐80 80+

  KPMG | 42 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 6.4 Non-mesothelioma experience 6.4.1 Latency period of reported claims The trend in latency periods for other disease types is shown in the following charts. Figure 6.13: Latency of asbestosis claims Figure 6.14: Latency of lung cancer claims 0 30 60 90 120 150 180 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N um be r of c la im s La te nc y pe rio d (y ea rs ) of c la im s re po rt ed in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported 0 10 20 30 40 50 60 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N um be r of c la im s La te nc y pe rio d (y ea rs ) of c la im s re po rt ed in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported

  KPMG | 43 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 6.15: Latency of ARPD & Other claims The average observed latency periods for the other disease types show a more surprising trend, appearing to be longer than epidemiological literature has tended to suggest. A summary of our underlying latency assumptions by disease type are shown below. The mean and standard deviation values quoted are applied to a normal distribution model. Table 6.1: Assumed underlying latency distribution parameters from average date of exposure to date of notification These assumptions are unchanged from the previous valuation. 6.4.2 Modelled assumptions for peak year of claim incidence Based on the application of our exposure model and our latency model, and the assumptions contained explicitly or implicitly within those models, the peak year of notification of claims reporting against the Liable Entities for each disease type (excluding mesothelioma) is modelled to be as follows: Table 6.2: Modelled peak year of claim notifications 0 10 20 30 40 50 60 0 10 20 30 40 50 60 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N um be r of c la im s La te nc y pe rio d (y ea rs ) of c la im s re po rt ed in r ep or t y ea r Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported Mean latency (years) Standard deviation of latency (years) Asbestosis 35 8 Lung Cancer 35 10 ARPD & Other 32 10 Wharf n/a n/a Workers compensation n/a n/a Current valuation Previous valuation Asbestosis 2008/09 2008/09 Lung Cancer 2010/11 2010/11 ARPD & Other 2007/08 2007/08 Wharf 2008/09 2008/09 Workers Compensation 2007/08 2007/08

  KPMG | 44 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. These modelled assumptions are unchanged and reflect no changes to the exposure data and no changes to the latency model assumptions at this time. We note that whilst the “modelled peak” derived from our model is as shown above, this does not automatically translate to, nor does it imply that, the “highest claims reporting year” will be those years. This is because variation from year to year is expected due to normal ‘statistical variation’ in claim numbers. 6.4.3 Projected incidence patterns We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for each disease type for 2023/24 as summarised in Section 5.7. The following chart shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our revised expectations of claims reporting activity for 2023/24. Figure 6.16: Projected future claim notifications for other disease types 0 25 50 75 100 125 150 175 200 19 91 19 94 19 97 20 00 20 03 20 06 20 09 20 12 20 15 20 18 20 21 20 24 20 27 20 30 20 33 20 36 20 39 20 42 N um be r of c la im s Year of notification Asbestosis Lung cancer ARPD & Other Wharf Workers

7. Claims Experience: Average Claims and Legal Costs

7.1 Overview

We have analysed the average claim awards, average plaintiff/other costs and average defendant legal costs by disease type in arriving at our valuation assumptions.

The table below shows how the average settlement cost for non-nil attritional (i.e. non-large) claims has varied by settlement year. All data have been converted into mid 2022/23 money terms using a historical base inflation index of 4% per annum.

We refer to these amounts as "inflated average attritional awards" in the charts and tables that follow.

The average amounts shown hereafter relate to the average amount of the contribution made by the Liable Entities, and does not reflect the total award payable to the plaintiff unless this is clearly stated to be the case.

In particular, for Workers Compensation the average award reflects the average contribution by the Liable Entities for claims in which they are joined but relates only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy.

Table 7.1: Average attritional non-nil claim award (inflated to mid 2022/23 money terms)

Settlement Year	Mesothelioma	Asbestosis	Lung Cancer	ARPD & Other	Wharf	Workers Compensation
2007	406,517	140,934	197,698	84,976	85,195	470,818
2008	461,392	148,474	146,158	155,016	250,499	95,242
2009	411,822	166,782	169,029	146,956	98,020	167,284
2010	418,687	136,207	219,729	115,571	59,725	0
2011	440,915	168,095	192,497	150,276	117,137	1,385,509
2012	433,747	181,362	173,134	128,554	52,082	125,821
2013	443,988	140,616	147,626	138,500	147,762	28,466
2014	412,980	135,929	188,481	98,644	109,518	95,800
2015	387,585	132,383	153,093	135,251	177,354	0
2016	349,463	99,343	51,634	92,432	46,687	0
2017	368,745	127,488	142,365	80,994	95,712	294,024
2018	375,024	109,180	75,645	133,329	64,727	0
2019	376,043	122,414	94,486	154,027	110,918	56,243
2020	320,359	142,451	147,338	128,226	70,377	0
2021	376,451	153,689	173,819	87,314	0	0
2022	355,949	144,688	172,595	70,842	0	89,370

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

7.2 Mesothelioma claims

7.2.1 Claim sizes for 2022/23 by claim type and age of claimant

The following table shows the comparison of the average cost of claims settled in 2022/23 for direct and cross claims, split by age cohort.

This table demonstrates the significant difference between the average costs of claims between direct claims and cross claims.

This also explains why the separation of the mesothelioma category between direct claims and cross claims is important if the mix of claims by number is, or has been, changing.

Table 7.2: Average attritional awards (inflated to mid 2022/23 money terms) for direct and cross claims by age of claimant for claims settled in 2022/23

	Direct Claims				Cross Claims			
Age	# settled (non-nil)	Average Claim Size	Mar22 val assumption inflated to 2022/23	Actual / Expected	# settled (non-nil)	Average Claim Size	Mar22 val assumption inflated to 2022/23	Actual / Expected
<60	13	779,553	730,800	107%	0	0	216,300	0%
60 - 70	48	595,168	520,800	114%	13	111,543	142,800	78%
70 - 80	121	427,013	452,550	94%	31	74,143	95,550	78%
80+	91	346,342	384,300	90%	45	71,487	90,300	79%
Overall	**273**	**446,476**	**455,050**	**98%**	**89**	**78,263**	**99,797**	**78%**

7.2.2 Additional allowance for mesothelioma claims for the potential costs from overseas exposures (*Talifero vs Amaca)*

We have made an allowance of $6,000 per mesothelioma claim (in mid 2022/23 money terms).

This amount has been applied across all mesothelioma claims, both direct claims and cross claims), to allow for the potential costs arising from overseas exposures consequent to the decision in *Talifero vs Amaca*. This adjustment is already included in the mesothelioma assumptions shown later in this section.

Our per-claim adjustment is only applied to mesothelioma claims.

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 47 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.2.3 Mesothelioma: direct claims experience and assumptions The charts below show the average claim size by age cohort since 2007/08 for direct mesothelioma claims. Figure 7.1: Average attritional awards (inflated to mid 2022/23 money terms) for <60 years age cohort For claimants under the age of 60:  The average size for 2022/23 was $780,000.  The last three years have averaged $674,000; the last four years have averaged $679,000; the last five years have averaged $695,000, the last six years have averaged $711,000; the last seven years have averaged $691,000.  We have taken a longer-term view noting the smaller numbers of claims in this age group.  We have therefore selected an assumption of $736,000, inclusive of the $6,000 Talifero adjustment. Figure 7.2: Average attritional awards (inflated to mid 2022/23 money terms) for 60-70 years age cohort 740 794 696 664 814 715 986 785 687 549 758 743 691 475 725 780 731 736 0 10 20 30 40 50 60 0 200 400 600 800 1,000 1,200 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st ( $ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements 485 515 563 572 530 582 580 563 545 455 468 517 477 501 510 595 521 556 0 10 20 30 40 50 60 70 80 90 0 100 200 300 400 500 600 700 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st ( $ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 48 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For claimants aged 60-70:  The average size for 2022/23 was $595,000.  The last three years have averaged $534,000; the last four years have averaged $519,000; the last five years have averaged $519,000, the last six years have averaged $508,000; the last seven years have averaged $500,000.  We have taken a longer-term view noting the smaller numbers of claims in this age group. Whilst giving partial credit to the most recent data point.  We have therefore selected an assumption of $556,000, inclusive of the $6,000 Talifero adjustment. Figure 7.3: Average attritional awards (inflated to mid 2022/23 money terms) for 70-80 years age cohort For claimants aged 70-80:  The average size for 2022/23 was $427,000.  The last three years have averaged $440,000; the last four years have averaged $441,000; the last five years have averaged $436,000, the last six years have averaged $430,000; the last seven years have averaged $425,000.  This segment is the largest segment by both number of claims and total expenditure.  We have therefore selected an assumption of $446,000, inclusive of the $6,000 Talifero adjustment. 376 406 387 414 416 482 452 388 421 391 400 418 445 435 460 427 453 446 0 20 40 60 80 100 120 140 160 0 100 200 300 400 500 600 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st ( $ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 49 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 7.4: Average attritional awards (inflated to mid 2022/23 money terms) for 80+ years age cohort For claimants aged 80+:  The average size for 2022/23 was $346,000, a considerable reduction from the 2021/22 experience which had been the highest average to date (and following on from the lowest average to date in 2020/21).  The last three years have averaged $356,000; the last four years have averaged $356,000; the last five years have averaged $353,000, the last six years have averaged $349,000; the last seven years have averaged $348,000.  We have therefore selected an assumption of $366,000, inclusive of the $6,000 Talifero adjustment.   323 366 330 380 374 384 369 374 334 343 328 338 359 317 407 346 384 366 0 10 20 30 40 50 60 70 80 90 100 0 50 100 150 200 250 300 350 400 450 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st ( $ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 50 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.2.4 Mesothelioma cross claims experience and assumptions The charts below show the average claim size by age cohort since 2007/08 for cross claims. Figure 7.5: Average attritional awards (inflated to mid 2022/23 money terms) for <60 years age cohort For claimants under the age of 60:  There were no claims settled in 2022/23.  There are typically between 1 and 4 claims in this age cohort. As such, the claim size experience can be volatile from year to year depending on the specific circumstances of a small number of claims.  We have therefore selected an assumption of $206,000, inclusive of the $6,000 Talifero adjustment, whilst noting this assumption is not material to the overall valuation given the small number of claims. Figure 7.6: Average attritional awards (inflated to mid 2022/23 money terms) for 60-70 years age cohort 120 329 207 148 331 648 360 608 369 245 213 130 152 69 154 0 216 206 0 1 2 3 4 5 6 7 0 100 200 300 400 500 600 700 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A ve ra g e c o s t ($ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements 202 129 183 151 251 126 124 118 168 160 207 163 92 99 87 112 143 136 0 5 10 15 20 25 0 50 100 150 200 250 300 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A ve ra g e c o s t ($ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 51 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. For claimants aged 60-70:  The average size for 2022/23 was $112,000.  The last three years have averaged $99,000; the last four years have averaged $97,000; the last five years have averaged $113,000, the last six years have averaged $131,000; the last seven years have averaged $134,000.  We have taken a longer-term view noting the smaller numbers of claims in this age group.  We have therefore selected an assumption of $136,000, inclusive of the $6,000 Talifero adjustment. Figure 7.7: Average attritional awards (inflated to mid 2022/23 money terms) for 70-80 years age cohort For claimants aged 70-80:  The average size for 2022/23 was $74,000.  The last three years have averaged $75,000; the last four years have averaged $82,000; the last five years have averaged $90,000, the last six years have averaged $93,000; the last seven years have averaged $89,000.  We have therefore selected an assumption of $96,000, inclusive of the $6,000 Talifero adjustment. 130 98 140 109 82 115 123 115 108 67 106 133 99 65 89 74 96 96 0 5 10 15 20 25 30 35 40 45 0 20 40 60 80 100 120 140 160 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A ve ra g e c o s t ($ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 52 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 7.8: Average attritional awards (inflated to mid 2022/23 money terms) for 80+ years age cohort For claimants aged 80+:  The average size for 2022/23 was $71,000.  The last three years have averaged $71,000; the last four years have averaged $74,000; the last five years have averaged $77,000, the last six years have averaged $77,000; the last seven years have averaged $78,000.  We have therefore selected an assumption of $86,000, inclusive of the $6,000 Talifero adjustment. 69 94 58 109 145 104 86 130 103 84 79 93 93 84 59 71 90 86 0 5 10 15 20 25 30 35 40 45 50 0 20 40 60 80 100 120 140 160 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A v e ra g e c o s t ($ 0 0 0 's ) Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 53 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.3 Asbestosis claims For asbestosis, it can be seen from Table 7.1 that the period since 2007/08 has had volatile average claim size experience. Figure 7.9: Average awards (inflated to mid 2022/23 money terms) and number of non-nil claims settlements for asbestosis claims Claim sizes showed a generally downward trend from 2012/13 to 2018/19, although they have since exhibited upward trends in the last five years. The average of the past three years is $147,000; the average of the past four years is $140,000 and the average of the past five years is $136,000. In setting an assumption, we have given more credit to the higher experience observed in the three most recent years as compared with the preceding four years. Taking all of the above factors into consideration, we have adopted a valuation assumption of $145,000 in mid 2022/23 money terms.   0 20 40 60 80 100 120 140 160 180 200 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 200,000 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 54 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.4 Lung cancer claims The average award for lung cancer claims has exhibited some volatility in the past six years, although this is not unexpected given the small volume of claim settlements (approximately 10 to 30 claims per annum). Figure 7.10: Average awards (inflated to mid-2022/23 money terms) and number of non-nil claims settlements for lung cancer claims The experience in the last two years have each been impacted by one unusually large claim, which materially impacts the observed average claim size given there are typically between 10 and 15 non-nil claim settlements. The average of the past three years is $163,000; the average of the past four years is $147,000 and the average of the past five years is $126,000. Taking all of the above factors into consideration, and giving increased credibility to the more recent elevated claims experience having now observed two years of such experience, we have adopted a valuation assumption of $160,000 in mid 2022/23 money terms.   0 6 12 18 24 30 36 0 40,000 80,000 120,000 160,000 200,000 240,000 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A v e ra g e c o s t Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 55 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.5 ARPD & Other claims The average award size has shown considerable volatility over time. Figure 7.11: Average awards (inflated to mid 2022/23 money terms) and number of non-nil claims settlements for ARPD & Other claims The average of the past three years is $97,000; the average of the past four years is $110,000 and the average of the past five years is $116,000. Taking all of the above factors into consideration, we have adopted a valuation assumption of $110,000 for ARPD & Other claims in mid 2022/23 money terms.   0 5 10 15 20 25 30 35 40 45 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f c la im s A v e ra g e c o s t Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 56 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.6 Workers Compensation claims The average award for non-nil Workers Compensation claims has shown a large degree of volatility, reflecting the very small number of non-nil claims. Figure 7.12: Average awards (inflated to mid 2022/23 money terms) and number of non-nil claims settlements for Workers Compensation claims It should be noted that the high average claim size in 2011/12 is due to one claim of $900,000 (in 2011/12 values). Furthermore, we understand that this claim payment was recovered from the workers compensation insurer at a later date. Taking all of the above factors into consideration, we have adopted a valuation assumption of $125,000 in mid 2022/23 money terms. This assumption is not material to the overall liability given the high proportion of claims (in excess of 95%) which are settled with no retained liability against the Liable Entities.   0 1 2 3 4 5 6 7 8 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 M a r 2 2 V a ln M a r 2 3 V a ln N u m b e r o f cl a im s A ve ra g e c o st Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 57 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.7 Wharf claims For wharf claims, the average of the past three years has been $70,000; the average of the past four years has been $96,000 and the average of the past five years has been $84,000. Figure 7.13: Average awards (inflated to mid 2022/23 money terms) and number of non-nil claims settlements for wharf claims The experience in 2008/09 was impacted by one large claim of almost $600,000 (in 2008/09 values). At this valuation, we have adopted a valuation assumption of $100,000 in mid 2022/23 money terms. Given the small volume of wharf claims, this assumption is not financially significant to the overall results.   0 2 4 6 8 10 12 0 50,000 100,000 150,000 200,000 250,000 300,000 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 M ar 2 2 V al n M ar 2 3 V al n N um be r of c la im s A ve ra ge c os t Settlement year Inflated Average Attritional Award Number of non-nil settlements

  KPMG | 58 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.8 Mesothelioma large claim size and incidence rates There have been 78 mesothelioma claims settled with awards in excess of $1m in 2006/07 money terms. There were 2 large claims settled in 2022/23 at a total cost of $4.77m. There has only ever been one cross claim that has been a large claim (settled in 2000/01). Given this, the assumed large claim incidence rate for cross claims has been set at 0% for all age cohorts. The following analysis is therefore only applicable for direct claims. In selecting a large claim incidence rate or an expected annual number of large claims for direct claims, we have analysed the number of large claims by year of notification, separately for each of the four age groups. We have also shown the incidence rate of large claims for each of the age groups. Figure 7.14: Number of large claims settled by year of notification Figure 7.15: Large claims incidence rate by age of claimant 0 1 2 3 4 5 6 7 8 9 10 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 N u m b e r o f cl a im s Year of notification < 60 60 - 70 70 - 80 80 + 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 07 -2 02 2 In ci de nc e R at e < 60 60 - 70 70 - 80

There have been no large claims settled to date for claimants over the age of 80.

We have continued to assume a future large claim incidence rate of 10.00% for claimants under 60 years of age, 1.00% for claimants between 60 and 70 years of age, and 0.10% for claimants between 70 and 80 years of age.

For the average large claim size, we have adopted a valuation assumption of $2.68m in mid 2022/23 money terms and we have adopted the same average claim size for all age groups. This is based on analysis that shows small variation in average claim size for large claims between claimants in each of the age cohorts

The actual incidence of, and settlement of, large claims is not readily predictable and therefore deviations will occur from year to year due to random fluctuations because of the small numbers of large claims (between 0 and 8 large claims per annum).

7.9 Summary average claim cost assumptions

The following table provides a summary of our average claim cost assumptions at this valuation, and those assumed at the previous valuation.

Table 7.3: Summary average claim cost assumptions

	Current Valuation	Previous Valuation	% change
Mesothelioma: Direct <60	736,000	730,800	1%
Mesothelioma: Direct 60-70	556,000	520,800	7%
Mesothelioma: Direct 70-80	446,000	452,550	-1%
Mesothelioma: Direct 80+	366,000	384,300	-5%
Mesothelioma: Cross <60	206,000	216,300	-5%
Mesothelioma: Cross 60-70	136,000	142,800	-5%
Mesothelioma: Cross 70-80	96,000	95,550	0%
Mesothelioma: Cross 80+	86,000	90,300	-5%
Asbestosis	145,000	136,500	6%
Lung Cancer	160,000	136,500	17%
ARPD & Other	110,000	126,000	-13%
Wharf	100,000	105,000	-5%
Workers Compensation	125,000	131,250	-5%
Mesothelioma Large Claims (award only) (direct claims)	Average Size: $2.68m. Direct frequency: 10.00% (<60), 1.00% (60-70), 0.1% (70-80)	Average Size: $2.71m. Direct frequency: 10.00% (<60), 1.00% (60-70), 0.1% (70-80)	

Note: Both the current valuation assumption and the previous valuation assumption are expressed in mid 2022/23 money terms.

Note: For mesothelioma, the current and previous valuation assumptions include an allowance of $6,000 for the decision in Talifero vs Amaca.

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 60 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 7.10 Defence legal costs 7.10.1 Non-nil claims The average defence legal costs for non-nil claims by settlement year have been relatively stable over the last ten years for mesothelioma, asbestosis and ARPD & Other, albeit showing some general downward drift over time. The average defence costs for lung cancer have shown a greater degree of variability, although this is not unexpected given the small volume of claim settlements (approximately 10 to 30 claims per annum). Figure 7.16: Average defence legal costs (inflated to mid 2022/23 money terms) for non-nil claims settlements by settlement year Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. 7.10.2 Large claims The average inflated defence legal costs across all large claims to date has been $188,000 although this has generally been trending downwards over time. We have allowed for defence legal costs of $105,000 per large claim having regard to more recent experience. 7.10.3 Nil claims The average defence legal costs for nil claims by settlement year has been volatile for all disease types. For mesothelioma, the volatility is a consequence of low nil settlement rate, meaning that there may be 20 to 30 nil claims in any year. For the other disease types, the number of nil claims might typically be of the order of 5 to 10 claims per annum for each disease type (excluding workers compensation).   0 10,000 20,000 30,000 40,000 50,000 60,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other

  KPMG | 61 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 7.17: Average defence legal costs (inflated to mid 2022/23 money terms) for nil claims settlements by settlement year Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. 7.11 Summary average defendant legal costs assumptions The following table provides a summary of our defendant legal costs assumptions at this valuation, and those assumed at the previous valuation. We have adopted different legal cost assumptions for mesothelioma for the four age groups and separately for direct and cross claims, based on analysis which indicates there is variation (which in part will be related to the average size of claims in each age group and claim type). Table 7.4: Summary average defendant legal costs assumptions Note: Both the current valuation assumption and the previous valuation assumption are expressed in mid 2022/23 money terms.   0 10,000 20,000 30,000 40,000 50,000 60,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other Current Valuation Previous Valuation Non Nil Nil Non Nil Nil Claims Claims Claims Claims Mesothelioma: Direct <60 35,000 22,000 37,260 22,770 Mesothelioma: Direct 60-70 28,000 22,000 26,910 22,770 Mesothelioma: Direct 70-80 25,000 16,000 24,840 16,560 Mesothelioma: Direct 80+ 21,000 11,000 21,735 11,385 Mesothelioma: Cross <60 30,000 10,000 31,050 10,350 Mesothelioma: Cross 60-70 21,000 10,000 22,770 10,350 Mesothelioma: Cross 70-80 16,000 10,000 16,560 10,350 Mesothelioma: Cross 80+ 15,000 10,000 15,525 10,350 Asbestosis 19,000 7,000 19,665 7,245 Lung Cancer 22,000 15,000 22,770 15,525 ARPD & Other 23,000 10,000 23,805 10,350 Wharf 15,000 5,000 15,525 5,175 Workers Compensation 15,000 1,000 15,525 1,035 Mesothelioma Large 105,000 0 108,675 0

8. Claims Experience: Nil Settlement Rates

8.1 Overview

We have analysed the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil).

We have shown the nil rate for mesothelioma both in aggregate and separately for each of direct claims and cross claims.

Table 8.1: Nil settlement rates

Settlement Year	Mesothelioma	Asbestosis	Lung Cancer	ARPD & Other	Wharf	Workers Compensation	Meso: Direct	Meso: Cross
2007	13%	9%	31%	19%	72%	85%	7%	31%
2008	8%	9%	24%	13%	0%	95%	4%	25%
2009	8%	8%	29%	2%	14%	83%	8%	12%
2010	6%	6%	41%	14%	0%	100%	7%	4%
2011	10%	7%	32%	11%	0%	67%	5%	27%
2012	9%	15%	23%	20%	40%	99%	4%	23%
2013	3%	8%	3%	13%	20%	99%	1%	10%
2014	9%	11%	16%	8%	9%	97%	4%	24%
2015	7%	6%	25%	8%	8%	100%	3%	20%
2016	20%	13%	57%	16%	9%	100%	4%	23%
2017	8%	16%	59%	7%	9%	88%	4%	22%
2018	5%	15%	17%	5%	22%	100%	2%	14%
2019	6%	9%	32%	20%	0%	96%	3%	14%
2020	3%	7%	14%	6%	0%	100%	1%	8%
2021	7%	3%	45%	3%	0%	100%	3%	20%
2022	7%	8%	20%	7%	0%	90%	3%	16%

Note: Mesothelioma cross claims nil settlement rate for 2016/17 was 55%. This has been restated in the above table to 23%, reflecting the removal of 54 Queensland statutory recovery claims that were closed for nil in that year.

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 63 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.2 Mesothelioma claims Nil settlement rates vary between direct claims and cross claims as shown in the chart below. Figure 8.1: Mesothelioma nil settlement rate for direct claims and cross claims In considering the future nil settlement rate assumption for direct claims, we observe:  The nil settlement rate for the past three years has averaged 2.4%, for the past four years has averaged 2.7% and for the past five years has averaged 2.6%. All of these averages are impacted by the 2020/21 experience.  The nil settlement rate for 2022/23 was 3.2%, an increase from the previous year (2.5% nil settlement rate).  The average nil settlement rate from 2007/08 to 2022/23 has been 3.8%. Taking all of these factors into consideration, we have maintained our assumption for a future nil settlement rate of 3%. In considering the future nil settlement rate assumption for cross claims, we observe:  The nil settlement rate for the 2016/17 year of 55% was due to 54 Queensland statutory recovery claims being closed at nil cost in December 2016. Our chart has removed these as they are a one-off correction.  The nil settlement rate for the past three years has averaged 14.6%, for the past four years has averaged 14.6% and for the past five years has averaged 14.5%. These have been materially impacted by the low nil settlement rate for 2020/21 (7.8%).  The nil settlement rate for 2022/23 was 16.0% and was in line with the previous assumption.  The average nil settlement rate from 2007/08 to 2022/23 has been 18.2%. Taking all of these factors into consideration, we have maintained our assumption for a future nil settlement rate of 16%. The nil settlement rate assumptions have been applied equally to all age groups. 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 2 00 7 2 00 8 2 00 9 2 01 0 2 01 1 2 01 2 2 01 3 2 01 4 2 01 5 2 01 6 2 01 7 2 01 8 2 01 9 2 02 0 2 02 1 2 02 2 Nil Rate: Direct Nil Rate: Cross

  KPMG | 64 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.3 Asbestosis claims As with mesothelioma, the historical asbestosis nil settlement rate has been volatile. Figure 8.2: Asbestosis nil claims experience In considering the future nil settlement rate assumption, we note the following:  The nil settlement rate for the past three years has averaged 6%, for the past four years has averaged 7% and for the past five years has averaged 8%. All of these averages have been impacted by the experience in 2021/22.  The nil settlement rate for 2022/23 was 8%. This was in line with the previous valuation assumption. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 8%, unchanged from the previous valuation assumption.   0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 0 20 40 60 80 100 120 140 160 180 200 20 0 7 20 0 8 20 0 9 20 1 0 20 1 1 20 1 2 20 1 3 20 1 4 20 1 5 20 1 6 20 1 7 20 1 8 20 1 9 20 2 0 20 2 1 20 2 2 N il S et tle m en t R a te N u m be r o f c la im s Settlement year Number of settlements Nil settlement rate

  KPMG | 65 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.4 Lung cancer claims Given the small volumes of claims, volatility in the nil settlement rate for lung cancer claims is to be expected. Figure 8.3: Lung cancer nil claims experience In considering the future nil settlement rate assumption, we note the following:  The nil settlement rate for the past three years has averaged 26%, for the past four years has averaged 28% and for the past five years has averaged 25%.  The nil settlement rate for 2022/23 was 20%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 26%, a reduction from the previous valuation assumption of 30%.   0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 5 10 15 20 25 30 35 40 45 50 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 N il S et tle m en t R at e N um be r of c la im s Settlement year Number of settlements Nil settlement rate

  KPMG | 66 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.5 ARPD & Other claims As with other disease types, there has been significant volatility in the historical nil settlement rate, given the low numbers of claims for this disease. Figure 8.4: ARPD & Other nil claims experience The nil settlement rate for the past three years has averaged 5%, for the past four years has averaged 9% and for the past five years has averaged 8%. We have selected 8% as our nil settlement rate assumption, unchanged from the previous valuation assumption.   0% 5% 10% 15% 20% 25% 0 5 10 15 20 25 30 35 40 45 50 2 00 7 2 00 8 2 00 9 2 01 0 2 01 1 2 01 2 2 01 3 2 01 4 2 01 5 2 01 6 2 01 7 2 01 8 2 01 9 2 02 0 2 02 1 2 02 2 N il S et tle m en t R at e N u m b er o f c la im s Settlement year Number of settlements Nil settlement rate

  KPMG | 67 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.6 Workers Compensation claims The nil settlement rates for Workers Compensation claims have been high and reflect the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance has been relatively stable since 1997/98, typically varying between 80% and 100%. The nil settlement rate has been in excess of 90% for nine out of the past ten years, and it has been above 80% for ten out of the past ten years. Figure 8.5: Workers Compensation nil claims experience We have selected 96% as our nil settlement rate assumption, unchanged from our previous valuation assumption. The overall financial impact of this assumption is not material.   0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 15 30 45 60 75 90 105 120 135 150 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 N il S e tt le m e n t R a te N u m b e r o f cl a im s Settlement year Number of settlements Nil settlement rate

  KPMG | 68 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 8.7 Wharf claims During the past eleven years, the nil settlement rate has exhibited considerably volatility for wharf claims, varying between 0% and 40%. The nil settlement rate for the past three years has averaged 0%, for the past four years it has averaged 0% and for the past five years it has averaged 10%. Figure 8.6: Wharf nil claims experience Noting the very low number of claims being reported and being assumed to be reported in future years, we have selected a nil settlement rate assumption of 0%, a reduction from the previous valuation assumption of 10%. Given the low volume of claims activity for wharf claims, this assumption is highly subjective but is also not material to the overall liability assessment. 8.8 Summary assumptions The following table provides a summary of our nil settlement rate assumptions at this valuation, and those assumed at the previous valuation. Table 8.2: Summary nil settlement rate assumptions 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 2 4 6 8 10 12 14 16 18 20 2 00 7 2 00 8 2 00 9 2 01 0 2 01 1 2 01 2 2 01 3 2 01 4 2 01 5 2 01 6 2 01 7 2 01 8 2 01 9 2 02 0 2 02 1 2 02 2 N il S e tt le m e n t R a te N u m b e r o f cl a im s Settlement year Number of settlements Nil settlement rate Current Previous Valuation Valuation Mesothelioma: Direct 3.0% 3.0% Mesothelioma: Cross 16.0% 16.0% Asbestosis 8.0% 8.0% Lung Cancer 26.0% 30.0% ARPD & Other 8.0% 8.0% Wharf 0.0% 10.0% Workers Compensation 96.0% 96.0%

  KPMG | 69 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9. Economic and Other Assumptions 9.1 Overview The two main economic assumptions required for our valuation are:  The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs.  The discount rate adopted for the present value determinations. We also discuss the basis of derivation of other valuation assumptions, being:  The cross-claim recovery rate; and  The pattern of settlement of future reported claims and pending claims. 9.2 Claims inflation We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on:  An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and  A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation. 9.2.1 Base inflation We have adopted a long-term base (wage) inflation assumption of 3.50% per annum, unchanged from our assumption at 31 March 2022. In maintaining this long-term assumption at 31 March 2023, we have had regard to the current level of annualised wage inflation (3.4% at 31 December 2022) and noting that our wage inflation assumption is intended to be a long-term assumption. Wage inflation in Australia has averaged approximately 3.1% per annum for the period 2000-2022. We note that Consumer Price Inflation is currently tracking above wage inflation with a reported annual rate of 7.8% at 31 December 2022 and 7.0% at 31 March 2023. As a result of the current higher levels of inflation observed in Australia, we have determined it appropriate to adopt a higher near-term assumption of wage inflation for the next two

  KPMG | 70 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. financial years (FY24 and FY25), having regard to various economists’ forecasts of the timing of reversion to more usual inflationary conditions. We have adopted an assumption of 4.00% per annum for wage inflation for the next two financial years. 9.2.2 Superimposed inflation Superimposed inflation is a term commonly used by Australian actuaries to measure the rate at which average claims costs escalate in excess of a base (usually wage) inflation measure. As a result, superimposed inflation is a “catch-all” for a range of potential factors affecting claims costs, including (but not limited to):  Courts making compensation payments in relation to new heads of damage;  Courts changing the levels of compensation paid for existing heads of damage;  Advancements in medical treatments – for example, this could lead to higher medical treatment costs (e.g. the cost of the use of new drug treatments);  Allowance for medical costs to rise faster than wages because of the use of enhanced medical technologies;  Changes in retirement age – this would increase future economic loss awards;  Changes in the relative share of the liability to be borne by the Liable Entities’ (which we refer to as “the contribution rate”) and which might result from changes in the number of defendants joined in claims;  Changes in the mix of claims costs by different heads of damage; and  Changes in the mix of claimants by age of claimant. Additionally, superimposed inflation also captures those characteristics of claims experience which might have different relative claim sizes but which are currently modelled in aggregate (rather than explicitly and separately modelled). This includes factors such as:  Changes in the mix of claims between direct and cross claims (if the future pattern of incidence changes relative to that currently assumed);  Changes in the mix of claims between renovator and non-renovator claims; and  Changes in the mix of claims by the numbers of defendants to each claim. Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been relatively stable in recent years (after adjusting for wage inflation) and that, if anything, average claim sizes have trended downwards generally. As discussed elsewhere in this report, this reflects the changing mix of claimants by claimant age (shifting towards older claimants). Furthermore, the emergence of new or expanding heads of damage does not tend to proceed smoothly but progresses in “steps”, depending on the outcome of legislative and other developments. We have reviewed the rate of inflation of claims costs by settlement year for the past 20 years for mesothelioma direct claims and cross claims separately, and separately for each age cohort. We have assessed this by analysing inflated claim costs and therefore the following table measures the trend in the rate of superimposed inflation.

Table 9.1: Annualised rate of superimposed inflation for mesothelioma claims cohorts for various averaging periods

	Direct				Cross			
Period	<60	60-70	70-80	80+	<60	60-70	70-80	80+
2000-2022	0.1%	1.0%	1.0%	0.8%		2.7%	n/a	0.6%
2002-2022	-0.4%	0.4%	0.2%	-0.7%		-5.7%	-5.6%	-2.0%
2004-2022	-0.3%	0.8%	0.1%	0.2%		-1.4%	-1.2%	-3.7%
2007-2022	0.3%	1.4%	0.8%	0.5%		-3.9%	-3.7%	0.3%
2010-2022	1.3%	0.3%	0.3%	-0.8%		-2.5%	-3.1%	-3.5%
2015-2022	1.8%	1.3%	0.2%	0.5%		-5.7%	-5.3%	-5.0%
2018-2022	1.2%	3.6%	0.6%	0.6%		-9.1%	-13.5%	-6.5%

Note: The green shading in the above table indicates those data points with values exceeding 1.5% per annum superimposed inflation (being our valuation assumption).

Note: The column for <60 cross claims is blank as there were no claims settled in 2022/23.

For cross claims, the rate of superimposed inflation has been less than 1.5% across most cohorts and almost all averaging periods.

For direct claims, the rate of superimposed inflation has generally been less than 1.5% across most age cohorts and most averaging periods. At the previous valuation, the 70-80 and 80+ age cohorts were indicating strong levels of superimposed inflation, primarily driven by higher claims experience in the then-most recent year's experience. These trends have moderated given the favourable experience in 2022/23.

The actuarial approach for this report is to take an average view for superimposed inflation to be applied over the long-term, noting that there will necessarily be deviations from this average on an annual basis and that cashflows are projected for the next 50 or more years.

Weighing all of the evidence together, we have maintained an assumed long-term rate of future superimposed inflation of claims awards of 1.50% per annum.

This assumption is applied to the claim awards for all categories of claim and age cohorts.

The outcome of this assumption is a "superimposed inflation allowance" of approximately $140m on a discounted central estimate basis and approximately $200m on an inflated and undiscounted central estimate basis.

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 72 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9.3 Discount rates: Commonwealth bond zero coupon yields We have calculated the zero coupon yield curve at 31 March 2023 underlying the prices, coupons and durations of Commonwealth Government Bonds for the purpose of discounting the liabilities for this report. The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with the Institute of Actuaries of Australia’s Professional Standard PS302 and is also consistent with our understanding of the Australian accounting standards. The chart below shows the assumptions for the current valuation and the previous valuation. Figure 9.1: Zero coupon yield curve by duration At this valuation, we have increased the long-term assumption from 4.00% to 4.50% per annum.   0.00% 1.00% 2.00% 3.00% 4.00% 5.00% Yield curve at 31 March 2023 Yield curve at 31 March 2022

9.4 Cross claim recovery rates

The following chart shows how the experience of cross claim recoveries has varied over the last twelve years, both in monetary terms and expressed as a percentage of gross payments.

Figure 9.2: Cross claim recovery experience



8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Cross-Claim Recoveries
Other Recoveries
Recovery rate (%)

Cross claim recoveries reduced year on year from 2012/13 to 2015/16, both in absolute terms and as a percentage of gross payments.

The four years from 2017/18 to 2020/21 were broadly stable at around $7m and thereafter falling to around $5m per annum.

In light of the average rate of recovery over the last six years, and the lower level of recoveries both in dollar terms and percentage terms in the last two years, we have lowered our assumption to 3.50% (2022: 4.00%) at this valuation.

Should cross claim recovery experience continue at the levels observed in the last two years, this assumption might require further changes at the next valuation.

By way of illustration of the potential financial impact, a 25 basis point reduction in the cross claim recovery rate (to 3.25%) might add around $4m to the Discounted Central Estimate.

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 74 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 9.5 Settlement Patterns Triangulation methods are used to derive the past pattern of settlement of claims and are used in forming a view on future settlement patterns. The following triangles provide an illustrative example of how we perform this: Figure 9.3: Settlement pattern derivation for mesothelioma claims: paid as % of ultimate cost Figure 9.4: Settlement pattern derivation for non-mesothelioma claims: paid as % of ultimate cost We have estimated the settlement pattern for future claim reporting as follows: Table 9.2: Settlement pattern of claims awards by delay from claim reporting The assumed settlements patterns have been modified (lengthened) sightly since the previous valuation. For mesothelioma, we have adopted one pattern because analysis of the average time to settlement for each of the four age groups was not materially different to the overall average time to settlement. Yr of Notification 0 1 2 3 4 5 6 7 8 9 10 11 12 2006 61.7% 93.7% 97.6% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2007 53.3% 97.1% 99.5% 99.8% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2008 67.3% 96.5% 97.7% 99.3% 99.9% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2009 57.8% 88.6% 92.9% 99.4% 99.6% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2010 71.7% 96.4% 99.7% 99.9% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2011 57.1% 96.9% 99.1% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2012 55.7% 97.7% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2013 65.3% 94.9% 99.6% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2014 65.8% 96.6% 98.6% 99.5% 100.0% 100.0% 100.0% 100.0% 100.0% 2015 65.5% 96.2% 99.4% 99.7% 99.9% 100.0% 100.0% 100.0% 2016 57.3% 98.2% 99.2% 99.9% 100.0% 100.0% 100.0% 2017 55.6% 97.2% 98.8% 99.4% 99.4% 99.9% 2018 56.1% 97.1% 99.1% 99.3% 99.9% 2019 58.9% 93.2% 97.3% 99.4% 2020 46.2% 91.4% 95.5% 2021 52.1% 94.8% 2022 52.8% Yr of Notification 0 1 2 3 4 5 6 7 8 9 10 11 12 2006 22.7% 72.0% 91.5% 94.7% 99.4% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2007 28.9% 83.1% 93.0% 99.6% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2008 26.1% 84.5% 95.6% 97.3% 99.7% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2009 40.4% 77.7% 94.1% 95.9% 96.1% 97.5% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2010 26.1% 84.7% 95.7% 97.4% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2011 36.8% 90.1% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2012 38.1% 87.9% 97.1% 98.5% 98.5% 98.7% 98.7% 98.7% 98.7% 100.0% 100.0% 2013 28.4% 84.2% 95.8% 97.8% 99.0% 99.9% 99.9% 99.9% 100.0% 100.0% 2014 32.7% 90.6% 97.2% 99.8% 100.0% 100.0% 100.0% 100.0% 100.0% 2015 46.8% 89.8% 95.9% 99.6% 99.6% 100.0% 100.0% 100.0% 2016 22.7% 74.4% 91.4% 94.0% 100.0% 100.0% 100.0% 2017 38.5% 92.3% 97.6% 98.9% 100.0% 100.0% 2018 20.8% 81.2% 93.8% 98.1% 98.9% 2019 24.3% 83.4% 96.5% 97.9% 2020 32.3% 79.7% 85.5% 2021 27.8% 78.5% 2022 25.6% Delay (years) Mesothelioma Non‐ mesothelioma 0 53.0% 28.0% 1 41.0% 55.0% 2 4.0% 10.5% 3 1.5% 4.0% 4 0.5% 1.0% 5 0.0% 0.5% 6 0.0% 0.5% 7 0.0% 0.5% 8 0.0% 0.0% 9 0.0% 0.0% Mean term 1.06 1.51

10. Valuation Results

10.1 Central estimate liability

At 31 March 2023, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,508.0m (2022: $1,622.3m).

We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment.

The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation.

Table 10.1: Comparison of central estimate of liabilities

	31 March 2023 $m			31 March 2022 $m
	Gross of insurance recoveries	**Insurance recoveries**	**Net of insurance recoveries**	**Net of insurance recoveries**
Total uninflated and undiscounted cashflows	**1,384.2**	**49.6**	**1,334.6**	**1,389.9**
Wage inflation allowance	396.0	7.7	388.3	402.2
Superimposed inflation allowance	201.8	3.9	197.9	211.5
Total inflated and undiscounted cashflows	**1,982.0**	**61.2**	**1,920.8**	**2,003.6**
Discounting allowance at risk-free rates	(424.0)	(11.2)	(412.8)	(381.3)
Net present value of cashflows	**1,558.0**	**50.0**	**1,508.0**	**1,622.3**

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© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 76 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.2 Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2022 valuation, we would have projected a Discounted Central Estimate liability of $1,467.8m as at 31 March 2023. The decrease of $154.5m relative to the valuation result at 31 March 2022 is due to:  A decrease of $146.6m for the impact of actual claims payments (which reduce the liability). The chart below separately shows the impact of the expected payments (a reduction of $165.9m) and the variance between actual and expected payments (an increase of $19.3m);  An increase of $16.2m for the “unwind of discount”; and  A decrease of $24.1m resulting from increases to the yield curve between 31 March 2022 and 31 March 2023. Our liability assessment at 31 March 2023 of $1,508.0m therefore represents an increase of $40.2m arising from changes to the actuarial assumptions. The increase is principally a consequence of:  Increases to the assumed number of mesothelioma claims for 2023/24 together with adjustments for the impact of a revised mix of claims by age;  An increased allowance for future non-mesothelioma claim numbers; and  An allowance for higher near-term wage inflation assumptions for the next two financial years; offset by  A reduction in the assumed average claim cost and legal cost assumptions, primarily for mesothelioma. The following chart shows an analysis of the change in our liability assessment from 31 March 2022 to 31 March 2023 on a discounted basis.

  KPMG | 77 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Figure 10.1: Analysis of change in central estimate liability (discounted basis) Note: Green bars signal that this factor has given rise to a decrease in the liability whilst light blue bars signal that this factor has given rise to an increase in the liability.   1,622.3 1,467.8 1,508.0 165.9 16.2 24.1 19.3 19.1 22.0 8.6 1.2 21.8 12.8 1.7 1,200 1,300 1,400 1,500 1,600 1,700 N et  L ia bi lit y  at  3 1  M ar ch  2 02 2 N et  C la im s  Pa ym en ts  (e xp ec te d) U nw in d  of  d is co un t Ch an ge  in  d is co un t r at e V ar ia nc e  in  a ct ua l v s  ex pe ct ed pa ym en ts Ex pe ct ed  n et  li ab ili ty  a t 3 1 M ar ch  2 02 3:  n o  ac tu ar ia l ch an ge s M es ot he lio m a  cl ai m s  re po rt in g fo r  FY 24 N on ‐m es ot he lio m a  cl ai m s re po rt in g  fo r F Y2 4 A ge  M ix  /  D ec ay  R at es  / In ci de nc e  pa tt er n  fo r m es ot he lio m a N il  Se tt le m en t R at e A ve ra ge  c la im  s iz es  a nd  le ga l co st s Cl ai m s  in fla tio n O th er N et  L ia bi lit y  at  3 1  M ar ch  2 02 3 D is co un te d  ce nt ra l e st im at e  ($ m )

10.3 Comparison of valuation results since 30 September 2006

We have analysed how our valuation results have changed since the Initial Report (as defined in the Amended Final Funding Agreement) at 30 September 2006.

The table below shows the results over time.

We have used the inflated and undiscounted results as the comparison. We consider this to be the most appropriate assessment as it removes the impacts of changes in discount rates and the "unwind of the discount".

Table 10.2: Comparison of net undiscounted valuation results since 30 September 2006

	FY2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023
Valuation result at end of previous financial year	3,169	2,811	3,027	3,124	2,906	2,661	2,525	2,513	2,805	2,743	2,427	2,200	2,381	2,219	2,215	2,034	2,004
Net payments made (actual)	-32	-55	-93	-86	-76	-76	-86	-113	-121	-129	2	-124	-143	-142	-139	-149	-147
Expected valuation result (no actuarial changes)	3,137	2,756	2,934	3,038	2,830	2,585	2,439	2,400	2,684	2,614	2,429	2,076	2,238	2,077	2,076	1,885	1,857
Actual valuation at end of financial year	2,811	3,027	3,124	2,906	2,661	2,525	2,513	2,805	2,743	2,427	2,200	2,381	2,219	2,215	2,034	2,004	1,921
Impact of actuarial valuation changes	-326	271	190	-132	-169	-60	74	405	59	-187	-229	305	-19	138	-42	119	63
Cumulative changes since 30 September 2006	**-326**	**-55**	**135**	**3**	**-166**	**-226**	**-152**	**253**	**312**	**125**	**-104**	**201**	**182**	**320**	**278**	**397**	**460**

Note: For FY2007, the starting valuation ($3,169m) is the valuation at 30 September 2006, not the valuation at 31 March 2006.

The table shows that whilst there have been nine years where there have been increases and eight years where there have been decreases arising from changes to actuarial valuation assumptions, over the period from 30 September 2006 to 31 March 2023 the valuation has increased by approximately $460m (14.5% of the valuation contained in the Initial Report).

The valuation impact at 31 March 2023 has been an increase of approximately $63m.

In terms of net cashflows, actual net payments of $1,709m (including commutation receipts of $191m) have been made since 30 September 2006. This compares with an estimate of $1,860m projected for the same period (1 October 2006 to 31 March 2023) in the valuation at 30 September 2006. Some of the commutation receipts are in relation to payments that would otherwise have been projected to be due after 31 March 2023.

Gross cashflows over the same period have been $2m (0.1%) above those projected in the valuation at 30 September 2006 ($2,157m vs $2,155m).

KPMG | 78

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

  KPMG | 79 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.4 Cashflow projections 10.4.1 Historical cashflow expenditure The following chart shows the historical expenditure by the Liable Entities relating to asbestos-related claim settlements since the formation of AICFL. Figure 10.2: Historical claim-related expenditure of the Liable Entities ($m) Gross cashflow payments in the 12 months to 31 March 2023 were $160.6m. This was $19.6m (11%) lower than the gross cashflow projected for 2022/23 in our 31 March 2022 valuation ($180.2m). Net cashflow payments in the 12 months to 31 March 2023 were $146.6m. This was $19.3m (12%) lower than the net cashflow projected for 2022/23 in our 31 March 2022 valuation report ($165.9m). 10.4.2 Key changes in cashflow projections by period of cashflow The following table summarises how the projected cashflows compare between the current and previous valuation. Table 10.3: Comparison of projected cashflows by period Note: Figures may not add “on sight” due to rounding.   74 112 104 100 98 121 139 154 155 125 140 154 160 154 164 161 180 55 93 87 74 74 85 112 120 129 -2 124 143 142 139 149 147 166 -50 0 50 100 150 200 F Y 2 0 0 8 F Y 2 0 0 9 F Y 2 0 1 0 F Y 2 0 1 1 F Y 2 0 1 2 F Y 2 0 1 3 F Y 2 0 1 4 F Y 2 0 1 5 F Y 2 0 1 6 F Y 2 0 1 7 F Y 2 0 1 8 F Y 2 0 1 9 F Y 2 0 2 0 F Y 2 0 2 1 F Y 2 0 2 2 F Y 2 0 2 3 F Y 2 0 2 3 A ct E st M il li o n s Gross Net Cashflow Projections ($m) Previous  Valuation Current  Valuation Valuation  change Valuation  change (%) FY23 ‐ FY25 494 476 ‐18  ‐3.6% FY26 ‐ FY30 682 710 28 4.1% FY31 ‐ FY40 660 701 41 6.2% FY41 ‐ FY45 109 117 8 7.1% 1 April 2045 onwards 59 64 5 8.1% Total 2,004 2,067 64 3.2%

  KPMG | 80 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.4.3 Future cashflow projections The following chart shows the projected net cashflows underlying our current valuation and the projected net cashflow projection underlying our previous valuation at 31 March 2022. Figure 10.3: Annual cashflow projections – inflated and undiscounted ($m) Given the extremely long-tailed nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities.   -30 0 30 60 90 120 150 180 2 0 0 0 / 0 1 2 0 0 5 / 0 6 2 0 1 0 / 1 1 2 0 1 5 / 1 6 2 0 2 0 / 2 1 2 0 2 5 / 2 6 2 0 3 0 / 3 1 2 0 3 5 / 3 6 2 0 4 0 / 4 1 2 0 4 5 / 4 6 2 0 5 0 / 5 1 2 0 5 5 / 5 6 2 0 6 0 / 6 1 2 0 6 5 / 6 6 2 0 7 0 / 7 1 A U D M ill io n s Payment year Actual net cashflow HIH and commutation proceeds Current cashflow projection (March 2023) Previous cashflow projection (March 2022)

  KPMG | 81 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.5 Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are:  Discounted Central Estimate;  Term Central Estimate; and  Period Actuarial Estimate. Table 10.4: Amended Final Funding Agreement calculations The actual funding amount due at a particular date will depend upon a number of factors, including:  the net asset position of the AICF Trust at that time;  the free cash flow amount of the James Hardie Group in the preceding financial year; and  the Period Actuarial Estimate in the latest Annual Actuarial Report.   $m Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,508.0 Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising: 488.6 Discounted value of cashflow in 2023/24 172.0 Discounted value of cashflow in 2024/25 162.3 Discounted value of cashflow in 2025/26 154.3 Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries) 1,484.6

  KPMG | 82 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 10.6 Insurance Recoveries Our liability valuation has made allowance for a discounted central estimate of Insurance Recoveries of $50.0m. This estimate is comprised as follows: Table 10.5: Insurance recoveries at 31 March 2023 The combined bad and doubtful debt rate is 0.8% on a discounted basis (2022: 0.9%). The AICF Facility Agreement requires the Approved Actuary to calculate the discounted central estimate value of certain Insurance Policies, being those specified in Schedule 5 of the AICF Facility Agreement. At 31 March 2023 the discounted central estimate of the Insurance Policies, as specified in Schedule 5 of the AICF Facility Agreement, is $44.4m (2022: $53.0m).   $m Undiscounted central estimate Discounted central estimate Gross liability (net of cross claim recoveries) 1,982.0 1,558.0 Product liability recoveries 54.4 44.8 Bad and doubtful debt allowance (product) (0.5) (0.4) Public liability recoveries 7.4 5.6 Bad and doubtful debt allowance (public) (0.1) (0.0) Insurance recovery asset 61.2 50.0 Net liability 1,920.8 1,508.0 Insurance recovery rate 3.1% 3.2% Bad and doubtful debt rate 1.0% 0.8% Value of Insurance Policies per Facility Agreement 44.4

  KPMG | 83 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. 11. Uncertainty 11.1 Overview There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include, but are not limited to:  Parameter error – this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience.  Model error – this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities.  Legal and social developments – this is the risk that the legal environment in which claims are settled changes relative to its current and historical position thereby causing significantly different awards.  Future actual rates of inflation being different from that assumed.  The general economic environment being different from that assumed.  Potential sources of exposure – this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims. In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure to become notified and then settled, compared with an average delay from exposure to settlement of 4-5 years for many other compensation-type liabilities such as Comprehensive Third-Party injury liabilities or other Workers Compensation liabilities. Specific forms of uncertainty relating to asbestos-related disease liabilities include:  The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures;  The timing of the peak level and future pattern of incidence of claims reporting for mesothelioma;  The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;  The extent to which the Liable Entities will be joined in such future common law claims;  The mix of claimants by age, in particular noting the shift towards older claimants and which has had a downwards effect on average claim sizes in recent years;

  KPMG | 84 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.  The mix of mesothelioma claims between direct claims and cross claims;  The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including: – medical and epidemiological developments, including those relating to life expectancy in general; – court interpretations; – legislative changes; – changes to the form and range of benefits for which compensation may be awarded (“heads of damage”); – public attitudes to claiming; – the potential for future procedural reforms in NSW and other States affecting the legal costs incurred in managing and settling claims; – potential third-wave exposures; and – social and economic conditions such as inflation. 11.2 Sensitivity testing As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions on future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed. Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we choose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation. We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors:  number of claims notified: 10% above and below our central estimate assumption.  average claim cost of a non-nil claim: 5% above and below our central estimate assumption.  nil settlement rate: 2 percentage points above and below our central estimate assumption.  superimposed inflation: being 0% per annum or 3% per annum over all future years.  mesothelioma incidence pattern: we have tested the impact of shifting out the pattern of incidence by two further years.

  KPMG | 85 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. There are other factors which influence the liability assessment and which could be sensitivity tested, including:  The cross-claim recovery rate;  The variation in timing of claim notifications (but with no change in the overall number of notifications); and  The pattern and delay of claim settlements from claim notification. We have not sensitivity tested these factors, viewing them as being of less financial significance individually. We have not sensitivity tested the value of Insurance Recoveries as uncertainties typically relate to legal risk and disputation risk, and it is not possible to parameterise a sensitivity test in an informed manner. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. 11.3 Results of sensitivity testing The chart below shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors. Although we have tested multiple scenarios of each assumption, one cannot gauge an overall potential range by simply adding these tests together. Accordingly, we have prepared a range based on a combination of factors. Figure 11.1: Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) -400 -200 0 200 400 600 800 1,000 Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern Combination (1) Combination (2)

Figure 11.2: Sensitivity testing results – Impact around the undiscounted central estimate (in $m)



Base number of claims
Average claim and legal cost size
Nil settlement rate
Superimposed inflation
Mesothelioma incidence pattern
Combination (1)
Combination (2)
-600
-400
-200
0
200
400
600
800
1,000
1,200
1,400

The single most sensitive assumption shown in the chart is the incidence pattern of mesothelioma claims reporting against the Liable Entities. Shifting the pattern of incidence by 2 years could add approximately $312m (21%) on a discounted basis to our valuation (as shown in Figure 11.1 by the scenario labelled "mesothelioma incidence pattern").

Table 11.1: Summary results of sensitivity analysis ($m)

	Undiscounted	Discounted
Central estimate	1,920.8	1,508.0
Low Scenario	1,457.8	1,167.5
High Scenario	3,151.4	2,357.0

Whilst the table above indicates a range around the discounted central estimate of liabilities of -$341m to +$849m, the actual cost of liabilities could fall outside that range depending on the actual experience.

We further note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency nor are they intended to indicate an upper bound or a lower bound of all possible outcomes.

KPMG | 86

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

A Projected inflated and undiscounted cashflows ($m)

Payment Year	Mesothelioma Claims	Asbestosis Claims	Lung Cancer Claims	ARPD & Other Claims	Legal and Other Costs	Workers Compensation Claims	Workers Compensation Legal and Other Costs	Wharf Claims	Wharf Legal and Other Costs	Baryulgil	Cross Claim Recoveries	Gross	Insurance	Net
2023 / 2024	140.9	16.6	3.4	2.7	16.2	0.1	0.0	0.3	0.1	0.2	5.7	174.7	7.8	166.9
2024 / 2025	138.4	14.1	2.8	3.3	15.9	0.1	0.0	0.3	0.1	0.2	5.6	169.7	7.0	162.7
2025 / 2026	136.1	13.4	2.7	3.3	15.4	0.1	0.0	0.3	0.1	0.2	5.5	166.0	6.2	159.8
2026 / 2027	129.3	12.3	2.5	3.1	14.5	0.1	0.0	0.3	0.0	0.1	5.2	157.0	5.5	151.5
2027 / 2028	122.1	11.2	2.3	2.8	13.3	0.1	0.0	0.3	0.0	0.1	4.9	147.4	4.2	143.2
2028 / 2029	114.4	10.2	2.1	2.5	12.3	0.1	0.0	0.2	0.0	0.1	4.5	137.5	4.1	133.4
2029 / 2030	105.3	9.1	1.9	2.3	11.2	0.1	0.0	0.2	0.0	0.1	4.2	126.0	3.9	122.1
2030 / 2031	95.9	8.0	1.7	2.0	10.2	0.1	0.0	0.2	0.0	0.1	3.8	114.5	3.7	110.7
2031 / 2032	87.4	7.1	1.5	1.7	9.2	0.0	0.0	0.2	0.0	0.1	3.4	103.8	3.5	100.3
2032 / 2033	78.9	6.2	1.4	1.5	7.9	0.0	0.0	0.1	0.0	0.1	3.1	93.0	1.9	91.2
2033 / 2034	70.8	5.3	1.2	1.3	7.0	0.0	0.0	0.1	0.0	0.0	2.8	83.0	1.5	81.5
2034 / 2035	63.0	4.6	1.1	1.1	6.1	0.0	0.0	0.1	0.0	0.0	2.4	73.6	1.4	72.1
2035 / 2036	55.7	3.9	0.9	0.9	5.3	0.0	0.0	0.1	0.0	0.0	2.2	64.7	1.3	63.4
2036 / 2037	49.0	3.3	0.8	0.8	4.6	0.0	0.0	0.1	0.0	0.0	1.9	56.6	1.2	55.5
2037 / 2038	42.8	2.7	0.7	0.6	4.0	0.0	0.0	0.1	0.0	0.0	1.6	49.3	1.1	48.2
2038 / 2039	37.3	2.3	0.6	0.5	3.4	0.0	0.0	0.1	0.0	0.0	1.4	42.7	1.0	41.7
2039 / 2040	32.4	1.9	0.5	0.4	2.9	0.0	0.0	0.0	0.0	0.0	1.2	36.9	0.9	36.0
2040 / 2041	28.1	1.5	0.4	0.3	2.4	0.0	0.0	0.0	0.0	0.0	1.1	31.8	0.8	31.0
2041 / 2042	24.3	1.2	0.3	0.3	2.1	0.0	0.0	0.0	0.0	0.0	0.9	27.3	0.7	26.6
2042 / 2043	21.0	1.0	0.3	0.2	1.8	0.0	0.0	0.0	0.0	0.0	0.8	23.5	0.6	22.9
2043 / 2044	18.1	0.8	0.2	0.2	1.5	0.0	0.0	0.0	0.0	0.0	0.7	20.1	0.5	19.6
2044 / 2045	15.6	0.6	0.2	0.1	1.2	0.0	0.0	0.0	0.0	0.0	0.6	17.2	0.5	16.8
2045 / 2046	12.9	0.5	0.1	0.1	1.0	0.0	0.0	0.0	0.0	0.0	0.5	14.2	0.4	13.8
2046 / 2047	10.3	0.4	0.1	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.4	11.2	0.3	10.9
2047 / 2048	8.1	0.3	0.1	0.1	0.6	0.0	0.0	0.0	0.0	0.0	0.3	8.9	0.3	8.6
2048 / 2049	6.4	0.2	0.1	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.2	7.0	0.2	6.8
2049 / 2050	5.0	0.2	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.2	5.5	0.2	5.3
2050 / 2051	4.0	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.1	4.3	0.1	4.2
2051 / 2052	3.1	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.1	3.4	0.1	3.3
2052 / 2053	2.5	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.1	2.6	0.1	2.6
2053 / 2054	1.9	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	2.1	0.0	2.0
2054 / 2055	1.5	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	1.6	0.0	1.6
2055 / 2056	1.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.0	1.2
2056 / 2057	0.9	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0	1.0
2057 / 2058	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0	0.8
2058 / 2059	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.0	0.6
2059 / 2060	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.5
2060 / 2061	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4
2061 / 2062	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	**1,667.0**	**139.1**	**29.9**	**32.3**	**172.9**	**0.9**	**0.3**	**3.1**	**0.6**	**1.4**	**65.5**	**1,982.0**	**61.2**	**1,920.8**

KPMG | 87

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

B Projected inflated and discounted cashflows ($m)

Payment Year	Mesothelioma Claims	Asbestosis Claims	Lung Cancer Claims	ARPD & Other Claims	Legal and Other Costs	Workers Compensation Claims	Workers Compensation Legal and Other Costs	Wharf Claims	Wharf Legal and Other Costs	Baryulgil	Cross Claim Recoveries	Gross	Insurance	Net
2023 / 2024	138.7	16.3	3.3	2.6	15.9	0.1	0.0	0.3	0.1	0.2	5.6	172.0	7.7	164.3
2024 / 2025	132.4	13.5	2.7	3.2	15.2	0.1	0.0	0.3	0.1	0.2	5.3	162.3	6.7	155.6
2025 / 2026	126.5	12.4	2.5	3.1	14.3	0.1	0.0	0.3	0.1	0.2	5.1	154.3	5.7	148.6
2026 / 2027	116.7	11.1	2.2	2.8	13.1	0.1	0.0	0.3	0.0	0.1	4.7	141.7	5.0	136.8
2027 / 2028	106.8	9.8	2.0	2.5	11.7	0.1	0.0	0.2	0.0	0.1	4.2	128.9	3.7	125.2
2028 / 2029	96.8	8.7	1.8	2.1	10.4	0.1	0.0	0.2	0.0	0.1	3.8	116.4	3.5	112.9
2029 / 2030	86.0	7.5	1.6	1.8	9.2	0.1	0.0	0.2	0.0	0.1	3.4	103.0	3.2	99.8
2030 / 2031	75.6	6.3	1.4	1.6	8.1	0.0	0.0	0.1	0.0	0.1	3.0	90.3	2.9	87.3
2031 / 2032	66.4	5.4	1.2	1.3	7.0	0.0	0.0	0.1	0.0	0.0	2.6	78.9	2.7	76.2
2032 / 2033	57.7	4.5	1.0	1.1	5.8	0.0	0.0	0.1	0.0	0.0	2.3	68.0	1.4	66.7
2033 / 2034	49.8	3.8	0.9	0.9	4.9	0.0	0.0	0.1	0.0	0.0	1.9	58.4	1.1	57.3
2034 / 2035	42.6	3.1	0.7	0.7	4.1	0.0	0.0	0.1	0.0	0.0	1.7	49.7	1.0	48.7
2035 / 2036	36.1	2.5	0.6	0.6	3.4	0.0	0.0	0.1	0.0	0.0	1.4	42.0	0.9	41.2
2036 / 2037	30.5	2.0	0.5	0.5	2.9	0.0	0.0	0.0	0.0	0.0	1.2	35.3	0.7	34.5
2037 / 2038	25.6	1.6	0.4	0.4	2.4	0.0	0.0	0.0	0.0	0.0	1.0	29.4	0.6	28.8
2038 / 2039	21.4	1.3	0.3	0.3	1.9	0.0	0.0	0.0	0.0	0.0	0.8	24.4	0.6	23.9
2039 / 2040	17.8	1.0	0.3	0.2	1.6	0.0	0.0	0.0	0.0	0.0	0.7	20.2	0.5	19.7
2040 / 2041	14.8	0.8	0.2	0.2	1.3	0.0	0.0	0.0	0.0	0.0	0.6	16.7	0.4	16.3
2041 / 2042	12.2	0.6	0.2	0.1	1.0	0.0	0.0	0.0	0.0	0.0	0.5	13.7	0.3	13.4
2042 / 2043	10.1	0.5	0.1	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.4	11.3	0.3	11.0
2043 / 2044	8.4	0.4	0.1	0.1	0.7	0.0	0.0	0.0	0.0	0.0	0.3	9.3	0.2	9.0
2044 / 2045	6.9	0.3	0.1	0.1	0.6	0.0	0.0	0.0	0.0	0.0	0.3	7.6	0.2	7.4
2045 / 2046	5.5	0.2	0.1	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.2	6.0	0.2	5.8
2046 / 2047	4.1	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.2	4.5	0.1	4.4
2047 / 2048	3.1	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.1	3.4	0.1	3.3
2048 / 2049	2.4	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.1	2.6	0.1	2.5
2049 / 2050	1.8	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	1.9	0.1	1.9
2050 / 2051	1.3	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.0	1.4
2051 / 2052	1.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.0	1.1
2052 / 2053	0.8	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0	0.8
2053 / 2054	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.0	0.6
2054 / 2055	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.5
2055 / 2056	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.3
2056 / 2057	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.3
2057 / 2058	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2058 / 2059	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2059 / 2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2060 / 2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	**1,301.8**	**114.0**	**24.1**	**26.4**	**137.9**	**0.8**	**0.2**	**2.5**	**0.5**	**1.2**	**51.4**	**1,558.0**	**50.0**	**1,508.0**

KPMG | 88

© 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.
Liability limited by a scheme approved under Professional Standards Legislation.

KPMG | 89 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. C Glossary of terms used in the Amended Final Funding Agreement The following provides a glossary of terms which are referenced in the Amended Final Funding Agreement and upon which we have relied in preparing our report. The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Amended Final Funding Agreement. AICF means the trustee of the Asbestos Injuries Compensation Fund from time to time, in its capacity as trustee, initially being Asbestos Injuries Compensation Fund Limited. These terms also need to be read in conjunction with the Deed of Amendment dated 19 December 2017 which added a new clause (13.4A) and which is effective from 1 January 2018. AICF Funded Liability means: (a) any Proven Claim; (b) Operating Expenses; (c) Claims Legal Costs; (d) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (e) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement; (f) a claim or category of claim which James Hardie and the NSW Government agree in writing is a “AICF Funded Liability” or a category of “AICF Funded Liability". but in the cases of paragraphs (a), (c) and (d) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by AICF or the Former James Hardie Companies, in respect of legal advisors, other advisors, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.

  KPMG | 90 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement), means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim. Contribution Claim means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement): (a) for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or (b) by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim; Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Amended Final Funding Agreement. Excluded Claims are any of the following liabilities of the Former James Hardie Companies: (i) personal injury or death claims arising from exposure to Asbestos outside Australia; (ii) personal injury or death claims arising from exposure to Asbestos made outside Australia; (iii) claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or Asbestos or Asbestos products removal, arising out of or in connection with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities; (iv) any Excluded Marlew Claim; (v) any liabilities of the Liable Entities other than AICF Funded Liabilities. Excluded Marlew Claim means a Marlew Claim: (a) covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or (b) by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of such employment to the extent: (i) the loss is recoverable under a Worker’s Compensation Scheme or Policy; or

  KPMG | 91 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. (ii) the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation; (c) by an individual who was or is an employee of a person other than Marlew arising from exposure to Asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or (d) in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation. Former James Hardie Companies means Amaca, Amaba and ABN 60. Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy. Liable Entities see Former James Hardie Companies. Marlew means Marlew Mining Pty Ltd (in liquidation), ACN 000 049 650, previously known as Asbestos Mines Pty Ltd. Marlew Claim means, subject to the limitation on Statutory Recoveries, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim: (a) any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Amended Final Funding Agreement) which: (i) arose or arises from exposure to Asbestos in the Baryulgil region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that: A. the individual’s exposure to Asbestos occurred wholly within Australia; or B. where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia; (ii) is commenced in New South Wales in the Dust Diseases Tribunal; and

  KPMG | 92 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. (iii) is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration; (b) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or (c) a Contribution Claim relating to a claim described in paragraphs (a) or (b). Marlew Joint Tortfeasor means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation. Payable Liability means any of the following: (a) any Proven Claim (whether arising before or after the date of this deed); (b) Operating Expenses; (c) Claims Legal Costs; (d) any liability of a Former James Hardie Company to the AICFL, however arising, in respect of any amounts paid by the AICFL in respect of any liability or otherwise on behalf of the Former James Hardie Company; (e) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (f) if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the AICFL and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005; and (g) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement, but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Amended Final Funding Agreement.

  KPMG | 93 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Personal Asbestos Claim means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government under the Amended Final Funding Agreement) which: (a) arises from exposure to Asbestos occurring in Australia, provided that: (i) the individual’s exposure to Asbestos occurred wholly within Australia; or (ii) where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia; (b) is made in proceedings in an Australian court or tribunal; and (c) is made against: (i) all or any of the Liable Entities; or (ii) any member of the James Hardie Group from time to time; (d) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or (e) a Contribution Claim made in relation to a claim described in paragraph (a) or (b) but excludes all claims covered by a Worker’s Compensation Scheme or Policy. Proven Claim means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement, or a Proven Marlew Claim. Statutory Recoveries means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution). Term means the period (i) from the date on which the principal obligations under the Amended Final Funding Agreement will commence to 31 March 2045, (ii) as may be extended in accordance with the terms of the Amended Final Funding Agreement.

  KPMG | 94 © 2023 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation. Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period) after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended). Workers Compensation Scheme or Policy means any of the following: (a) any worker’s compensation scheme established by any law of the Commonwealth or of any State or Territory; (b) any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and (c) any policy of insurance issued under or pursuant to such a scheme.

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